Exhibit 99.1

Sasol Limited Group

Income statement

for the year ended 30 June

		2017	2016	2015
	Note	Rm	Rm	Rm
Turnover	1	172 407	172 942	185 266
Materials, energy and consumables used	2	(71 436)	(71 320)	(80 169)
Selling and distribution costs		(6 405)	(6 914)	(6 041)
Maintenance expenditure		(8 654)	(8 453)	(7 628)
Employee-related expenditure	3	(24 417)	(23 911)	(22 096)
Exploration expenditure and feasibility costs		(491)	(282)	(554)
Depreciation and amortisation		(16 204)	(16 367)	(13 567)
Other expenses and income **		(12 550)	(9 073)	(9 912)
Translation (losses)/gains	4	(1 201)	150	(959)
Other operating expenses and income	5	(11 349)	(9 223)	(8 953)
Remeasurement items	8	(1 616)	(12 892)	(807)
Equity accounted profits, net of tax	19	1 071	509	2 057
Operating profit		31 705	24 239	46 549
Finance income	6	1 568	1 819	1 274
Finance costs	6	(3 265)	(2 340)	(2 230)
Profit before tax		30 008	23 718	45 593
Taxation	11	(8 495)	(8 691)	(14 431)
Profit for the year		21 513	15 027	31 162
Attributable to
Owners of Sasol Limited		20 374	13 225	29 716
Non-controlling interests in subsidiaries		1 139	1 802	1 446
		21 513	15 027	31 162

		Rand	Rand	Rand
Per share information
Basic earnings per share	7	33,36	21,66	48,71
Diluted earnings per share	7	33,27	21,66	48,70

**

A loss of R1 107 million (30 June 2016 – R920 million gain; 30 June 2015 – R156 million loss) arising from foreign exchange contracts (FECs) has been reclassified from translation (losses)/gains, to other operating expenses and income, in accordance with the recognition of other derivative gains and losses.

Statement of comprehensive income

for the year ended 30 June

	2017	2016	2015
	Rm	Rm	Rm
Profit for the year	21 513	15 027	31 162
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	(8 931)	13 253	3 604
Effect of translation of foreign operations***	(10 074)	15 112	3 590
Effect of cash flow hedges***	1 821	(2 855)	—
Fair value of investments available-for-sale	11	(7)	16
Tax on items that can be subsequently reclassified to the income statement	(689)	1 003	(2)
Items that cannot be subsequently reclassified to the income statement	743	(546)	(593)
Remeasurement on post-retirement benefit obligation****	1 114	(877)	(847)
Tax on items that cannot be subsequently reclassified to the income statement	(371)	331	254

Total comprehensive income for the year	13 325	27 734	34 173
Attributable to
Owners of Sasol Limited	12 234	25 890	32 727
Non-controlling interests in subsidiaries	1 091	1 844	1 446
	13 325	27 734	34 173

***

These amounts include the loss of R302 million (2016 – R97 million; 2015 – Rnil) on reclassification from the cash flow hedge reserve and a gain of Rnil (2016 – (R840 million); 2015 – (R893 million)) on reclassification from the foreign currency translation reserve, respectively, to profit and loss.

****

Includes the effect of a (gain)/loss of (R105 million) (2016 – R749 million; 2015 – R590 million) relating to the movement in the asset limitation, as well as a loss/(gain) of R50 million (2016 – (R63 million); 2015 – R46 million) on reimbursive rights related to post-retirement benefits, recognised in long-term receivables.

The notes are an integral part of these Consolidated Financial Statements.

Statement of financial position

at 30 June

		2017	2016
	Note	Rm	Rm
Assets
Property, plant and equipment	16	158 773	155 054
Assets under construction	17	130 734	104 011
Goodwill and other intangible assets		2 361	2 680
Equity accounted investments	19	11 813	13 118
Other long-term investments		987	943
Post-retirement benefit assets	32	622	614
Long-term receivables and prepaid expenses	18	2 613	2 772
Deferred tax assets	13	3 082	3 389
Non-current assets		310 985	282 581
Assets in disposal groups held for sale	10	216	1 064
Inventories	22	25 374	23 798
Tax receivable	12	2 538	2 487
Trade and other receivables	23	27 641	28 426
Short-term financial assets	39	2 739	42
Cash restricted for use	26	1 803	2 331
Cash	26	27 643	49 985
Current assets		87 954	108 133
Total assets		398 939	390 714
Equity and liabilities
Shareholders’ equity		211 711	206 997
Non-controlling interests		5 523	5 421
Total equity		217 234	212 418
Long-term debt	15	74 312	78 015
Long-term provisions	30	16 648	18 810
Post-retirement benefit obligations	32	11 069	12 703
Long-term deferred income		910	631
Long-term financial liabilities	39	733	2 844
Deferred tax liabilities	13	25 860	23 691
Non-current liabilities		129 532	136 694
Short-term debt	15	9 718	2 000
Short-term provisions	31	3 007	4 246
Tax payable	12	1 903	878
Trade and other payables	24	36 400	33 317
Short-term deferred income		282	170
Short-term financial liabilities	39	740	855
Bank overdraft	26	123	136
Current liabilities		52 173	41 602
Total equity and liabilities		398 939	390 714

The notes are an integral part of these Consolidated Financial Statements.

Sasol Limited Group Statement of changes in equity for the year ended 30 June

	Share capital Note 14	Share repurchase programme Note 14	Share- based payment reserve Note 34	Investment fair value reserve	Foreign currency translation reserve	Cash flow hedge accounting reserve	Remeasurement on post- retirement benefits	Retained earnings	Shareholders’ equity	Non- controlling interests	Total equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2014	29 084	(2 641)	(12 904)	28	14 704	(7)	(1 413)	144 126	170 977	3 792	174 769
Shares issued on implementation of share options	144	—	—	—	—	—	—	—	144	—	144
Share-based payment expense	—	—	501	—	—	—	—	—	501	—	501
Settlement of post-retirement benefit obligations	—	—	—	—	—	—	25	(25)	—	—	—
Total comprehensive income for the year	—	—	—	14	3 585	—	(588)	29 716	32 727	1 446	34 173
profit	—	—	—	—	—	—	—	29 716	29 716	1 446	31 162
other comprehensive income for the year	—	—	—	14	3 585	—	(588)	—	3 011	—	3 011
Dividends paid	—	—	—	—	—	—	—	(12 739)	(12 739)	(365)	(13 104)
Balance at 30 June 2015	29 228	(2 641)	(12 403)	42	18 289	(7)	(1 976)	161 078	191 610	4 873	196 483
Shares issued on implementation of share options	54	—	—	—	—	—	—	—	54	—	54
Share-based payment expense	—	—	123	—	—	—	—	—	123	—	123
Expiry of Sasol share incentive scheme	—	—	(1 302)	—	—	—	—	1 302	—	—	—
Settlement of post-retirement benefit obligations	—	—	—	—	—	—	8	(8)	—	—	—
Total comprehensive income for the year	—	—	—	(16)	15 027	(1 781)	(565)	13 225	25 890	1 844	27 734
profit	—	—	—	—	—	—	—	13 225	13 225	1 802	15 027
other comprehensive income for the year	—	—	—	(16)	15 027	(1 781)	(565)	—	12 665	42	12 707
Dividends paid	—	—	—	—	—	—	—	(10 680)	(10 680)	(1 296)	(11 976)
Balance at 30 June 2016	29 282	(2 641)	(13 582)	26	33 316	(1 788)	(2 533)	164 917	206 997	5 421	212 418
Share-based payment expense	—	—	463	—	—	—	—	—	463	—	463
Long-term incentive scheme converted to equity-settled*	—	—	645	—	—	—	—	—	645	—	645
Long-term incentives vested and settled	—	—	(51)	—	—	—	—	51	—	—	—
Total comprehensive income for the year	—	—	—	7	(10 031)	1 141	743	20 374	12 234	1 091	13 325
profit	—	—	—	—	—	—	—	20 374	20 374	1 139	21 513
other comprehensive income for the year	—	—	—	7	(10 031)	1 141	743	—	(8 140)	(48)	(8 188)
Dividends paid	—	—	—	—	—	—	—	(8 628)	(8 628)	(989)	(9 617)
Balance at 30 June 2017	29 282	(2 641)	(12 525)	33	23 285	(647)	(1 790)	176 714	211 711	5 523	217 234

* Refer to note 34 for further detail on the conversion of the long-term incentive scheme

The notes are an integral part of these Consolidated Financial Statements.

Sasol Limited Group

Statement of cash flows

for the year ended 30 June

		2017	2016	2015
	Note	Rm	Rm	Rm
Cash receipts from customers		172 061	175 994	186 839
Cash paid to suppliers and employees		(127 992)	(121 321)	(125 056)
Cash generated by operating activities	27	44 069	54 673	61 783
Dividends received from equity accounted investments	19	1 539	887	2 812
Finance income received	6	1 464	1 633	1 234
Finance costs paid	6	(3 612)	(3 249)	(2 097)
Tax paid	12	(6 352)	(9 329)	(10 057)
Cash available from operating activities		37 108	44 615	53 675
Dividends paid	29	(8 628)	(10 680)	(12 739)
Cash retained from operating activities		28 480	33 935	40 936
Additions to non-current assets(¹)		(56 812)	(70 497)	(42 645)
additions to property, plant and equipment	16	(390)	(4 304)	(1 273)
additions to assets under construction	17	(59 892)	(69 422)	(43 754)
additions to other intangible assets		(61)	(22)	(79)
increase in capital project related payables		3 531	3 251	2 461
Additional cash contributions to equity accounted investments		(444)	(548)	(588)
Proceeds on disposals and scrappings	9	788	569	1 210
Net cash disposed of on disposal of businesses	9	—	—	(105)
Purchase of investments		(96)	(223)	(224)
Proceeds from sale of investments		28	171	264
(Increase)/decrease in long-term receivables		(141)	(506)	3
Cash used in investing activities		(56 677)	(71 034)	(42 085)
Share capital issued on implementation of share options		—	54	144
Dividends paid to non-controlling shareholders in subsidiaries		(989)	(1 296)	(365)
Proceeds from long-term debt	15	9 277	34 008	14 543
Repayment of long-term debt	15	(2 364)	(3 120)	(1 663)
Proceeds from short-term debt		4 033	2 901	2 686
Repayment of short-term debt		(1 410)	(3 369)	(2 280)
Cash generated by financing activities		8 547	29 178	13 065
Translation effects on cash and cash equivalents		(3 207)	7 069	3 095
(Decrease)/increase in cash and cash equivalents		(22 857)	(852)	15 011
Cash and cash equivalents at the beginning of year		52 180	53 032	38 021
Cash and cash equivalents at the end of the year	26	29 323	52 180	53 032

(1)         Additions to non-current assets, including capital accruals, amounts to R60 343 million (2016 — R73 748 million; 2015 — R45 106 million)

The notes are an integral part of these Consolidated Financial Statements.

Sasol Limited Group

Segment information

	Mining		Exploration and Production International		Energy		Base Chemicals		Performance Chemicals		Group Functions		Total		Deferred tax assets and liabilities		Net tax receivable/ (payable)		Post-retirement benefit assets		Total per statement of financial position
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Statement of financial position
Non-current assets	23 489	22 685	18 142	20 077	60 840	61 884	101 738	84 854	97 965	84 284	5 107	4 794	307 281	278 578	3 082	3 389	—	—	622	614	310 985	282 581
Current assets	1 986	1 818	2 579	2 923	17 094	16 615	12 940	14 337	25 026	25 525	25 791	44 428	85 416	105 646	—	—	2 538	2 487	—	—	87 954	108 133
Non-current liabilities	2 574	3 358	6 625	8 948	9 344	9 726	26 488	29 691	27 205	31 484	31 436	29 796	103 672	113 003	25 860	23 691	—	—	—	—	129 532	136 694
Current liabilities	2 440	2 430	1 271	1 961	11 030	9 571	9 598	8 163	13 869	12 442	12 062	6 157	50 270	40 724	—	—	1 903	878	—	—	52 173	41 602

	Mining			Exploration and Production International			Energy			Base Chemicals			Performance Chemicals			Group Functions			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Income statement
External turnover	2 946	2 360	2 215	1 750	1 706	2 043	64 254	63 818	75 264	35 135	33 696	36 838	67 806	71 254	68 874	516	108	32	172 407	172 942	185 266
Total turnover	18 962	16 975	15 687	4 084	4 211	5 172	64 772	64 341	75 800	35 755	35 067	39 728	69 886	73 634	71 784	516	108	221	193 975	194 336	208 392
Intersegmental turnover	(16 016)	(14 615)	(13 472)	(2 334)	(2 505)	(3 129)	(518)	(523)	(536)	(620)	(1 371)	(2 890)	(2 080)	(2 380)	(2 910)	—	—	(189)	(21 568)	(21 394)	(23 126)

Operating profit/(loss)*	3 725	4 739	4 343	585	(11 714)	(3 170)	11 218	14 069	22 526	5 625	4 486	10 208	10 000	11 276	12 714	552	1 383	(72)	31 705	24 239	46 549
Profit for the year attributable to owners of Sasol Limited	2 266	3 000	2 762	47	(10 972)	(3 698)	6 395	9 112	15 645	5 075	4 067	7 341	7 948	8 229	9 321	(1 357)	(211)	(1 655)	20 374	13 225	29 716
Effect of remeasurement items**	6	31	31	(6)	9 963	3 126	1 844	1 267	(104)	(901)	1 723	93	663	55	(1 804)	10	(147)	(535)	1 616	12 892	807
Depreciation and amortisation	1 905	1 673	1 377	2 053	3 042	2 476	4 496	4 194	3 465	3 577	3 159	2 806	3 438	3 678	2 892	735	621	551	16 204	16 367	13 567
Statement of cash flows
Cash flow from operations	5 401	6 465	5 784	1 726	2 946	3 301	17 996	17 178	22 991	9 215	9 218	11 312	14 533	15 976	13 453	(2 635)	1 190	(419)	46 236	52 973	56 422
Additions to non-current assets***	2 839	3 459	4 737	2 600	8 938	5 372	6 781	6 348	8 165	23 409	28 569	12 680	23 828	25 494	12 828	886	940	1 324	60 343	73 748	45 106
Other disclosures
Capital commitments**	3 099	3 563	3 837	19 431	23 648	5 264	10 327	9 588	8 949	29 722	51 449	51 123	27 396	48 422	46 212	761	616	851	90 736	137 286	116 236

*	Includes equity accounted profits/(losses), net of tax
**	Excludes equity accounted investments
***	Includes capital accruals

Sasol Limited Group

Geographic segment information

	Mining			Exploration and Production International			Energy			Base Chemicals			Performance Chemicals			Group Functions			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
External turnover*	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South Africa	—	—	19	—	—	5	60 814	60 312	71 959	17 997	18 040	18 772	3 186	3 396	4 463	—	—	—	81 997	81 748	95 218
Rest of Africa	—	—	—	355	379	236	3 438	3 502	3 299	2 716	2 429	4 321	821	1 179	1 314	34	87	—	7 364	7 576	9 170
Europe	2 040	1 496	1 484	835	861	955	2	3	5	5 392	4 932	3 984	29 791	32 641	30 417	—	—	—	38 060	39 933	36 845
North America	—	—	—	560	466	696	—	1	1	2 643	2 286	2 553	19 960	20 650	22 270	—	—	—	23 163	23 403	25 520
South America	—	—	—	—	—	—	—	—	—	307	354	1 173	1 758	2 178	1 452	—	—	15	2 065	2 532	2 640
Asia, Australasia and Middle East	906	864	712	—	—	151	—	—	—	6 080	5 655	6 035	12 290	11 210	8 958	482	21	17	19 758	17 750	15 873
Total operations	2 946	2 360	2 215	1 750	1 706	2 043	64 254	63 818	75 264	35 135	33 696	36 838	67 806	71 254	68 874	516	108	32	172 407	172 942	185 266

*               The analysis of turnover is based on the location of the customer.

	Mining			Exploration and Production International			Energy			Base Chemicals			Performance Chemicals			Group Functions			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Operating profit/(loss)	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
South Africa	2 775	4 232	3 915	1 307	860	1 225	12 248	12 504	20 868	2 723	3 626	7 556	1 516	2 627	6 933	(125)	899	(1 159)	20 444	24 748	39 338
Rest of Africa	—	—	—	707	506	(283)	(85)	2 588	(40)	185	261	152	121	220	148	26	20	13	954	3 595	(10)
Europe	658	321	291	(503)	(1 694)	(1 731)	(47)	47	565	642	505	514	3 076	2 695	592	84	479	819	3 910	2 353	1 050
North America	—	—	—	(728)	(10 922)	(2 433)	(1 756)	(753)	(618)	729	(1 026)	526	3 541	3 344	4 387	85	(18)	208	1 871	(9 375)	2 070
South America	—	—	—	—	—	—	—	—	—	39	40	151	221	708	45	—	—	16	260	748	212
Asia, Australasia and Middle East	292	186	137	(198)	(464)	52	858	(317)	1 751	1 307	1 080	1 309	1 525	1 682	609	482	3	31	4 266	2 170	3 889
Total operations	3 725	4 739	4 343	585	(11 714)	(3 170)	11 218	14 069	22 526	5 625	4 486	10 208	10 000	11 276	12 714	552	1 383	(72)	31 705	24 239	46 549

Non-current assets

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm
South Africa	139 398	139 422	128 893
Rest of Africa	17 856	12 136	13 892
Europe	13 925	13 903	11 775
North America	125 983	100 247	49 457
South America	1	1	1
Asia, Australasia and Middle East	10 118	12 869	10 561
Total operations	307 281	278 578	214 579
Deferred tax asset	3 082	3 389	1 752
Post-retirement benefit assets	622	614	590
Total non-current assets	310 985	282 581	216 921

Reporting segments

The group has six main reportable segments that reflects the structure used by the Joint Presidents and Chief Executive Officers to make key operating decisions and assess performance. The group’s reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market (referred to as business segments). The group evaluates the performance of its reportable segments based on operating profit.

The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol are the Joint Presidents and Chief Executive Officers.

Operating business units

Mining

Mining is responsible for securing the coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. The coal is sold for gasification and utility purposes to Secunda Synfuels, for utility purposes to Sasolburg Operations; and to third parties in the export market.

Mining sells coal under both long- and short-term contracts at a price determinable from the agreements. Turnover is recognised upon delivery of the coal to the customer, which, in accordance with the related contract terms is the point at which the title and risks and rewards of ownership pass to the customer. Prices are fixed or determinable and collectability is reasonably assured.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Title and risks, and rewards of ownership pass to the customer
Free on Board	When the coal is loaded onto the vessel at Richards Bay Coal Terminal — the customer is responsible for shipping and handling costs.
Free on Barge (Amsterdam)	When the coal is loaded from Overslag Bedrijf Amsterdam stockpile onto the customer vessel — the seller is responsible for shipping and handling costs, these are, however, recovered from the customer.
Cost Insurance Freight and Cost Freight Railage	When the coal is loaded into the vessel — the seller is responsible for shipping and handling costs which are included in the selling price.

The related costs of sales are recognised in the same period as the supply of the coal and include any shipping and handling costs incurred. All inter-segment sales are conducted at market related prices.

Exploration and Production International

Exploration and Production International (E&PI) develops and manages the group’s upstream interests in oil and gas exploration and production in Mozambique, South Africa, Australia, Canada and Gabon.

E&PI sells Mozambican gas under long-term contracts to both Sasol and external customers, condensate on short-term contracts, and Canadian gas into the market at spot prices. Oil is sold to customers under annual contracts. Prices are determinable from the agreements, and on the open market.

Strategic business units

Performance Chemicals

Performance Chemicals markets commodity and differentiated performance chemicals. The key product lines are organics, inorganics and wax value chains. These are produced in various Sasol production facilities around the world.

Base Chemicals

Base Chemicals markets commodity chemicals based on the group’s upstream Fischer-Tropsch, ethylene, propylene and ammonia value chains. The key product lines are polymers, solvents and ammonia-based fertilisers. These are produced in various Sasol production facilities around the world.

The Base and Performance Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised upon delivery to the customer which, in accordance with the related contract terms, is the point at which the title and risks and rewards of ownership transfer to the customer. Prices are determinable and collectability is reasonably assured. Turnover on consignment sales is recognised on consumption by the customer, when title and the risks and rewards of ownership pass to the customer. Prices are determinable and collectability is reasonably assured.

The date of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Title and risks, and rewards of ownership pass to the customer:
Ex-tank sales	When products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.
Ex-works	When products are loaded into the customer’s vehicle or unloaded at the seller’s premises.
Carriage Paid To	On delivery of products to a specified location (main carriage is paid for by the seller).
Free on Board	When products are loaded into the transport vehicle — the customer is responsible for shipping and handling costs.
Cost of Insurance Freight and Cost Freight Railage	When products are loaded into the transport vehicle — the seller is responsible for shipping and handling costs which are included in the selling price.
Proof of Delivery	When products are delivered to and signed for by the customer.
Consignment Sales	As and when products are consumed by the customer.

Energy

Energy is responsible for the sales and marketing of liquid fuels, pipeline gas and electricity. In South Africa, Energy sells approximately nine billion litres of liquid fuels annually, blended from fuel components produced by the Secunda Synfuels operations, crude oil refined at Natref, as well as some products purchased from other refiners. Energy markets approximately 55bscf of natural and methane-rich gas a year.

Energy sells liquid fuel products under both short- and long-term agreements for both retail sales and commercial sales, including sales to other oil companies. The prices for retail sales are regulated and fixed by South African law. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover for the supply of fuel is based on measurement through a flow-meter into customers’ tanks. Turnover is recognised under the following arrangements:

Delivery terms	Title and risks, and rewards of ownership pass to the customer:
Commercial sales transactions and sales to other oil companies

The risks and rewards of ownership, as well as the title of the product, transfer to the customer when product is delivered to the customer site. This is the point where collectability is reasonably assured.

Dealer-owned supply agreements and franchise agreements

The risks and rewards of ownership of the product transfer to the customer upon delivery of the product to the customer. Title under these contracts is retained to enable recovery of the goods in the event of a customer default on payment. However, the title to the goods does not enable the group to dispose of the product or rescind the transaction, and cannot prevent the customer from selling the product.

Transportation and handling costs are included in turnover when billed to customers in conjunction with the sale of a product. The related costs of sales are recognised in the same period as the turnover.

Gas is sold under long-term contracts at a price determinable from the supply agreements. Turnover is recognised at the intake flange of the customer where it is metered, which is the point at which the title and risks and rewards of ownership pass to the customer, and where prices are determinable and collectability is reasonably assured. Gas analysis and tests of the specifications and content are performed prior to delivery.

The Energy business also develops, implements and manages the group’s international business ventures based on Sasol’s proprietary gas-to-liquids (GTL) technology. Sasol holds 49% in ORYX GTL in Qatar, and an indirect 10% share in Escravos GTL in Nigeria.

Turnover is derived from the sale of goods produced by the operating facilities and is recognised when, in accordance with the related contract terms, the title and risks and rewards of ownership pass to the customer. Prices are fixed or determinable and collectability is reasonably assured. Shipping and handling costs are included in turnover when billed to customers in conjunction with the sale of the products. Turnover is also derived from the rendering of engineering services to external partners in joint ventures upon the proof of completion of the service.

Group Functions

Group Functions includes head office and centralised treasury operations.

Operating activities

1              Turnover

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm
Sale of products	169 115	170 830	183 935
Services rendered	1 549	1 695	998
Other trading income*	1 743	417	333
	172 407	172 942	185 266

*      In 2017, other trading income includes licensing fees from the Uzbekistan GTL project.

Accounting policies:

Revenue is recognised at the fair value of the consideration received or receivable net of indirect taxes, rebates and trade discounts and consists primarily of the sale of products, services rendered, licence fees and royalties.

Revenue is recognised when the following criteria are met:

•                  evidence of an arrangement exists;

•                  delivery has occurred or services have been rendered and the significant risks and rewards of ownership have been transferred to the purchaser;

•                  transaction costs can be reliably measured;

•                  the selling price is fixed or determinable; and

•                  collectability is reasonably assured.

The timing of revenue recognition is as follows. Revenue from:

•                  the sale of products is recognised when the group has substantially transferred all the risks and rewards of ownership and no longer retains continuing managerial involvement associated with ownership or effective control;

•                  services rendered is based on the stage of completion of the transaction, based on the proportion that costs incurred to date bear to the total cost of the project; and

•                  licence fees and royalties are recognised on an accrual basis.

The group enters into exchange agreements with the same counterparties for the purchase and sale of inventory that are entered into in contemplation of one another. When the items exchanged are similar in nature, these transactions are combined and accounted for as a single exchange transaction. The exchange is recognised at the carrying amount of the inventory transferred.

For further information on revenue recognition, refer to Segment information.

2                                         Materials, energy and consumables used

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm

Cost of raw materials	63 291	63 781	72 962
Cost of electricity and other consumables used in production process	8 145	7 539	7 207
	71 436	71 320	80 169

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale.

Sasol Limited Group

Operating activities

(continued)

3                                         Employee-related expenditure

for the year ended 30 June	Note	2017 Rm	2016 Rm	2015 Rm
Analysis of employee costs
Labour		26 646	25 878	25 531
salaries, wages and other employee-related expenditure		24 814	23 996	23 921
post-employment benefits		1 832	1 882	1 610
Share-based payment expenses*		226	494	(1 161)
equity-settled	34	463	123	221
cash-settled	33	(237)	371	(1 382)

Total employee-related expenditure		26 872	26 372	24 370
Costs capitalised to projects		(2 455)	(2 461)	(2 274)
Per income statement		24 417	23 911	22 096

*      2015 excludes the Sasol Inzalo refinancing share-based payment expense of R280 million, which has been disclosed as other operating expenses. Refer to note 34.

The total number of permanent and non-permanent employees, in approved positions, including the group’s share of employees within joint operation entities and excluding contractors, joint ventures’ and associates’ employees, is analysed below:

	2017	2016	2015
for the year ended 30 June	Number	Number	Number
Permanent employees	30 600	29 726	30 257
Non-permanent employees	300	374	662
	30 900	30 100	30 919

The number of employees by area of employment is analysed as follows:

	2017	2016	2015
for the year ended 30 June	Number	Number	Number
Business segmentation
Mining	7 483	7 263	7 908
Exploration and Production International	416	413	494
Energy	5 008	4 820	4 799
Base Chemicals	6 407	6 122	5 983
Performance Chemicals	6 466	6 365	6 326
Group Functions	5 120	5 117	5 409
Total operations	30 900	30 100	30 919

Accounting policies:

Remuneration of employees is charged to the income statement, except where it is capitalised to projects in line with the accounting policy for assets under construction.

Short-term employee benefits

Short-term employee benefits includes salaries, wages and costs of temporary employees, paid vacation leave, sick leave and incentive bonuses.

Long-term employee benefits

Long-term employee benefits are those benefits that are expected to be wholly settled more than 12 months after the end of the annual reporting period, in which the services have been rendered and are discounted to their present value.

Post-retirement benefits

Further information on these benefits is provided in Note 32, and include defined benefit contribution plans, as well as defined benefit plans.

4                                         Translation (losses)/gains

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm
Arising from
Trade and other receivables	(909)	1 431	1 370
Trade and other payables	237	(142)	(339)
Foreign currency loans	313	(1 475)	(865)
Other	(842)	336	(1 125)
	(1 201)	150	(959)
Business segmentation
Mining	(19)	12	14
Exploration and Production International	337	(694)	(380)
Energy	(299)	(53)	(104)
Base Chemicals	(336)	375	203
Performance Chemicals	(357)	499	136
Group Functions	(527)	11	(828)
Total operations	(1 201)	150	(959)

Differences arising on the translation of monetary assets and liabilities into functional currency.

5              Other operating expenses and income

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm
Rentals	1 367	1 243	1 114
Insurance	511	457	542
Computer costs	1 991	1 832	1 614
Hired labour	878	893	804
Audit remuneration	89	85	87
Derivative gains (including foreign exchange contracts)	(635)	(1 250)	(317)
Professional fees	1 383	1 202	1 227
Changes in rehabilitation provisions	472	1 946	(1 722)
Other expenses(1)	6 981	6 603	7 505
Other operating income(2)	(1 688)	(3 788)	(1 901)
	11 349	9 223	8 953

(1)         Included in other expenses are restructuring costs related to our Business Performance Enhancement Programme of Rnil (2016 — R235 million; 2015 — R1 525 million).

(2)         Other operating income in June 2016 includes the reversal of the EGTL provision of R2 296 million, after a favourable decision at the Tax Appeal Tribunal.

Sasol Limited Group

Operating activities

(continued)

6                                         Net finance costs

		2017	2016	2015
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Dividends received from investments		59	23	46
Notional interest received		1	114	39
Interest received on		1 508	1 682	1 189
other long-term investments		36	30	20
loans and receivables		349	316	216
cash and cash equivalents		1 123	1 336	953

Per income statement		1 568	1 819	1 274
Less: notional interest		(1)	(114)	(39)
Less: interest received on tax		(103)	(72)	(1)
Per the statement of cash flows		1 464	1 633	1 234

Finance costs
Debt		3 463	2 696	1 351
debt		3 162	2 599	1 351
interest rate swap - net settlements		301	97	—
Preference share dividends		989	981	1 034
Finance leases		86	76	93
Other(1)		378	26	32
		4 916	3 779	2 510
Amortisation of loan costs	15	279	157	113
Notional interest	30	834	657	725
Total finance costs		6 029	4 593	3 348
Amounts capitalised to assets under construction	17	(2 764)	(2 253)	(1 118)
Per income statement		3 265	2 340	2 230

Total finance costs before amortisation of loan costs and notional interest		4 916	3 779	2 510
Less: interest accrued on long-term debt	15	(956)	(530)	(408)
Less: interest accrued on tax payable(1)		(348)	—	(5)
Per the statement of cash flows		3 612	3 249	2 097

(1)  Interest accrued on tax payable in 2017 relates mainly to our tax litigation claim. Refer to note 11.

7                                         Earnings and dividends per share

	2017	2016	2015
for the year ended 30 June	Rand	Rand	Rand
Attributable to owners of Sasol Limited
Basic earnings per share	33,36	21,66	48,71
Headline earnings per share	35,15	41,40	49,76
Diluted earnings per share	33,27	21,66	48,70
Diluted headline earnings per share	35,05	41,40	49,75
Dividends per share	12,60	14,80	18,50
interim	4,80	5,70	7,00
final*	7,80	9,10	11,50

*                           Declared subsequent to 30 June 2017 and has been presented for information purposes only. No accrual regarding the final dividend has been recognised.

Earnings per share (EPS)

Earnings per share is derived by dividing attributable earnings by the weighted average number of shares, after taking the share repurchase programme and the Sasol Inzalo share transaction into account. Appropriate adjustments are made in calculating diluted, headline and diluted headline earnings per share.

		Number of shares
for the year ended 30 June		2017	2016	2015
Weighted average number of shares	million	610,7	610,7	610,1
Earnings attributable to owners of Sasol Limited	Rm	20 374	13 225	29 716
Basic earnings per share	Rand	33,36	21,66	48,71

Headline earnings per share (HEPS)

	Number of shares
	2017	2016	2015
for the year ended 30 June	million	million	million
Weighted average number of shares	610,7	610,7	610,1

		2017	2016	2015
for the year ended 30 June	Note	Rm	Rm	Rm
Headline earnings is determined as follows:
Earnings attributable to owners of Sasol Limited		20 374	13 225	29 716
Adjusted for:
Effect of remeasurement items for subsidiaries and joint operations, net of tax	8	1 077	12 046	642
gross remeasurement items		1 616	12 892	807
tax effect and non-controlling interest effect		(539)	(846)	(165)
Effect of remeasurement items for equity accounted investments	8	14	13	(1)
Headline earnings		21 465	25 284	30 357

	2017	2016	2015
for the year ended 30 June	Rand	Rand	Rand
Headline earnings attributable to owners of Sasol Limited
Headline earnings per share	35,15	41,40	49,76

Sasol Limited Group

Operating activities

(continued)

7                                         Earnings and dividends per share continued

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS)

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS) are calculated considering the potential dilution that could occur if all of the group’s long-term incentives (LTIs) had vested, if all outstanding share options were exercised and the effects of all dilutive potential ordinary shares resulting from the Sasol Inzalo share transaction. The number of shares outstanding is adjusted to show the potential dilution if the LTI’s were settled in Sasol Limited shares. The Sasol Inzalo share transaction is anti-dilutive for EPS and HEPS in 2017, 2016 and 2015.

	Number of shares
	2017	2016	2015
for the year ended 30 June	million	million	million
Weighted average number of shares	610,7	610,7	610,1
Potential dilutive effect of outstanding share options*	—	—	0,1
Potential dilutive effect of long-term incentive scheme**	1,7	—	—
Diluted weighted average number of shares for DEPS and DHEPS	612,4	610,7	610,2

*                            The share option scheme expired in December 2015.

**                     On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share scheme.

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm
Diluted earnings is determined as follows:
Earnings attributable to owners of Sasol Limited	20 374	13 225	29 716
Diluted earnings attributable to owners of Sasol Limited	20 374	13 225	29 716
Diluted headline earnings is determined as follows:
Headline earnings attributable to owners of Sasol Limited	21 465	25 284	30 357
Diluted headline earnings attributable to owners of Sasol Limited	21 465	25 284	30 357

	2017	2016	2015
for the year ended 30 June	Rand	Rand	Rand
Diluted earnings per share	33,27	21,66	48,70
Diluted headline earnings per share	35,05	41,40	49,75

The Sasol Inzalo share transaction will unwind in June and September 2018. The Sasol Limited shares held in the Inzalo structures, relating to the funded invitation will be sold into the market in order to repay the external preference share debt. This could result in a dilutionary impact, as the 25,6 million shares held in the Inzalo structures will then be included in the weighted average number of shares.

Once-off items

8                                         Remeasurement items affecting operating profit

		2017	2016	2015
for the year ended 30 June	Note	Rm	Rm	Rm
Effect of remeasurement items for subsidiaries and joint operations
Impairment of		2 477	12 320	2 853
property, plant and equipment	16	415	8 424	294
assets under construction	17	1 942	3 586	2 555
goodwill and other intangible assets		120	310	3
other assets		—	—	1
Reversal of impairment of		(1 136)	—	(2 036)
property, plant and equipment	16	(272)	—	(294)
assets under construction	17	(849)	—	(1 727)
goodwill and other intangible assets		—	—	(15)
equity accounted investments		(15)	—	—
Fair value write down - assets held for sale	10	64	—	—
Loss/(profit) on	9	211	936	866
disposal of property, plant and equipment		(25)	(412)	(257)
disposal of goodwill and other intangible assets		4	24	164
disposal of other assets		—	(1)	—
disposal of businesses		(51)	226	410
scrapping of property, plant and equipment		183	266	174
disposal and scrapping of assets under construction		100	833	375
Write-off of unsuccessful exploration wells	17	—	(3)	—
Realisation of foreign currency translation reserve		—	(361)	(876)
Remeasurement items per income statement		1 616	12 892	807
Tax effect		(532)	(829)	(186)
Non-controlling interest effect		(7)	(17)	21
Total remeasurement items for subsidiaries and joint operations, net of tax		1 077	12 046	642
Effect of remeasurement items for equity accounted investments		14	13	(1)
Total remeasurement items for the group, net of tax		1 091	12 059	641

Impairment/reversal of impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed for impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

Value-in-use calculations

The recoverable amount of the assets reviewed for impairment is determined based on the value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value-in-use. Future cash flows are estimated based on financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the group using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for period longer than five years, those budgeted cash flows are used in the value-in-use calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discount pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

Sasol Limited Group

Once-off items

(continued)

8                                         Remeasurement items affecting operating profit continued

Main assumptions used for value-in-use calculations

		2017	2016	2015
Long-term average crude oil price (Brent) (nominal)*	US$/bbl	74,29	85,37	94,57
Long-term average gas price (Henry Hub), excluding margins (real)*	US$/mmbtu	3,69	3,73	4,40
Long-term average ethane price (nominal)*	USc/gal	44,27	62,49	78,12
Long-term average exchange rate*	Rand/US$	14,71	14,95	13,26

*                           Assumptions are provided on a long-term average basis. The 2017 oil price and exchange rate assumptions are calculated based on a five year period, while the ethane price is calculated based on a ten year period. The Henry Hub gas price is linked to the plant’s useful life and calculated until 2041. Oil price and exchange rate assumptions provided for the comparative periods are based on a ten year period.

		South Africa	United States of America	Europe	Canada
		%	%	%	%
Growth rate — long-term Producer Price Index	2017	5,50	2,00	2,00	2,00
Weighted average cost of capital*	2017	12,50	6,60	6,60 - 8,22	6,60
Discount rate — risk adjusted	2017	12,50	6,60	6,60 - 8,22	9,50 - 9,80
Growth rate — long-term Producer Price Index	2016	6,02	2,52	1,80	2,00
Weighted average cost of capital*	2016	14,05	8,00	8,00 - 9,35	8,00
Discount rate — risk adjusted	2016	14,05	8,00	8,00 - 9,35	9,50 - 9,80
Growth rate — long-term Producer Price Index	2015	5,70	1,40	1,40	1,40
Weighted average cost of capital*	2015	12,95	8,00	8,00 - 9,35	8,00
Discount rate — risk adjusted	2015	12,95	8,00	8,00 - 9,35	9,50 - 9,80

*                            Calculated using spot market factors on 30 June.

Areas of judgement:

Management determines the expected performance of the assets based on past performance and its expectations of market development. The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index. Estimations are based on a number of key assumptions such as volume, price and product mix which will create a basis for future growth and gross margin. These assumptions are set in relation to historic figures and external reports. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

The weighted average cost of capital rate (WACC) is derived from a pricing model. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating the future cash flows and defining of the cash-generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

Significant impairments/(reversals) of assets in 2017

		Property, plant and equipment	Assets under con- struction	Goodwill and other intangible assets	Other	Total
	Business	2017	2017	2017	2017	2017
Cash-generating unit (CGU)	segmentation	Rm	Rm	Rm	Rm	Rm

US Gas-To-Liquids (GTL)	Energy	—	1 697	—	—	1 697
Lake Charles Chemicals	Base Chemicals	—	(849)	—	—	(849)
Project - LDPE
Sasol Gabon	Exploration and Production International	(197)	—	—	—	(197)
Australia	Exploration and Production International	—	189	—	—	189
US Phenolics	Performance Chemicals	415	11	101	—	527
Other	Various	(75)	45	19	(15)	(26)
		143	1 093	120	(15)	1 341

US Gas-To-Liquids (GTL)

The delay of the US GTL project and the uncertainty around the probability and timing of project execution remains as an indicator of impairment. The strategic intention and positioning of the project is still being considered, with further clarity expected from the Board in 2018.

Consideration was given to the nature of the costs currently capitalised, and whether these would have any value should the project recommence (in the US, or in any other region).

The FEED activities already undertaken could still have value, however, a significant portion (+/-50 — 60%) would need to be redone, should a positive GTL decision be taken by the Board. This ‘re-do’ percentage would likely increase to 100% if the GTL project is started up later than 2023, based on changes in technology and project memory loss within the organisation by that time.

In the absence of the formal strategic decision around GTL, there is too much uncertainty to define whether GTL will be pursued in the near- to medium-term future. There are a number of possible GTL opportunities for the group, which, if pursued with the intention of maximising the work already performed, could result in at least 40-50% of those previous activities still having value.

Accordingly, an impairment of R1 697 million (US$130 million), which represents approximately 60% of the capitalised costs, was recognised on US GTL at 30 June 2017. The remaining carrying value of US GTL at 30 June 2017 is R2 377 million (US$182 million) which includes R1 267 million (US$97 million) relating to land and R1 110 million (US$85 million) relating to capitalised FEED cost.

Base Chemicals - Lake Charles Chemicals Project

At 30 June 2016, following the announcement of the US$2 billion cost overrun on the LCCP, we recognised an impairment of R956 million (US$65 million) on the Low-Density Polyethylene (LDPE) unit.

At 31 December 2016, following a detailed review of the plant economics and evaluating the results of benchmarking of similar Sasol assets, the useful life of the asset was extended from 25 years to 50 years.

At 30 June 2017, the impairment was re-assessed taking the following factors into account:

•                                          The spot WACC rate for the US decreased from 8,0% to 6,6% at 30 June 2017;

•                                          Project completion has advanced to 74%, giving more certainty to the timeline and cost estimates;

•                                          The benefit of the useful life extension has created sustained headroom in the value-in-use calculation; and

•                                          The completion of an evaluation of the project cost and schedule, including external assurance , indicating that the project overall cost and expected milestones are achievable.

Based on the above, the previous impairment of US$65 million (R849 million) was reversed on 30 June 2017.

Sasol Limited Group

Once-off items

(continued)

8                               Remeasurement items affecting operating profit continued

US Phenolics

Significantly lower forecasted profit margins and lower volumes resulted in an impairment of US$38,4 million (R527 million) at 31 December 2016. This is in addition to the US$11,2 million (R165 million) impairment recognised at 30 June 2016. The useful life of the CGU is limited to 2034, given that the feedstock is produced in the TNPE unit in Sasolburg. The carrying value remaining at 30 June 2017 was US$90,6 million (R1 183 million).

Significant impairments of assets in prior periods

Shale gas assets — Sasol Canada

Our shale gas assets in Canada were impaired by R9,9 billion (CAD880 million) during 2016, in addition to R1,3 billion (CAD133 million) impaired in 2015. These significant impairments ware largely driven by the depressed gas market, resulting in a further decline in long-term gas prices.

FTWEP — Performance Chemicals

In 2013 the FTWEP project was impaired by R2,0 billion, mainly due to the volatile macroeconomic environment, and increased costs due to delays and poor labour productivity. This impairment was subsequently fully reversed in 2015, driven by the extension of the useful life of the asset to 2034.

Sensitivity to changes in assumptions

Management has considered the sensitivity of the value-in-use calculations to various key assumptions such as crude oil and gas prices, commodity prices and exchange rates. These sensitivities have been taken into consideration in determining the required impairments and reversals of impairments. The following assets are particularly impacted by changes in key assumptions:

US Gas-To-Liquids (GTL)

There are various other factors that could have a significant impact on the economics of the US GTL. These include the exposure to low crude oil prices, project execution and delayed start-ups, accuracy of assumptions of the internal rate of return at date of execution and the premiums and margins earned on GTL diesel. Movements in these fundamentals can impact the project returns and the future viability of the US GTL project. Additionally uncertainties remain around the viability of the FEED costs and ability to utilise the technology in future.

Base Chemicals — Lake Charles Chemicals Project

The LCCP is particularly sensitive to changes in assumptions regarding cost, schedule, as well as pricing margins. A cost overrun of US$500 million or a schedule delay of 6 months would impact the overall recoverable amount by between US$200 million and US$400 million, however there would still be no impairment required, as the headroom over the carrying amounts is sufficient to absorb this. A 5% change in the ethane price assumptions would impact the recoverable amount by between US$350 and US$450 million. Pricing factors are outside of the control of management.

Sasol Canada — Shale gas assets

The benefit of the funding commitment settled in the prior period resulted in no additional impairment being recognised in respect of the Sasol Canada shale gas assets for the year ended 30 June 2017. The value-in-use calculation is particularly sensitive to changes in volume forecasts, the gas price and exchange rates. These variables are interdependent and accordingly a 5% change in any of these variables could change the recoverable amount by R1 383 million — R1 622 million (CAD137 million — CAD161 million). Some of these factors are within the control of management and are monitored closely to minimise the impact of potential impairments. The gas price, however, is driven by global macro-economics, and hence cannot be controlled by management. We continue to monitor this asset for further impairments or signs of recovery indicating a reversal of impairment.

Sasol Petroleum Mozambique - Production Sharing Agreement (PSA)

No impairment was recognised in respect of the PSA asset for the year ended 30 June 2017. Despite the sustained economic and political instability in Mozambique, management remains committed to its investment in the region. The project is still in an early stage of development and is particularly sensitive to the oil price, capital estimates and production volume forecasts.

Accounting policies:

Remeasurement items are items of income and expense recognised in the income statement that are less closely aligned to the operating or trading activities of the reporting entity and includes the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets. The group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset is defined as the amount that reflects the greater of the fair value less costs of disposal and value-in-use that can be attributed to an asset as a result of its ongoing use by the entity. Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

The group’s corporate assets are allocated to the relevant cash generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

In Southern Africa, the coal value chain originates with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the conversion processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines. The groups of assets which support the different product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate cash-generating units. In Europe, the identification of separate cash-generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

Certain products are sometimes produced incidentally from the main conversion processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of these products, are classified as separate cash-generating units. The cost of conversion of these products is compared against the revenue when assessing the asset for impairment.

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets carrying amount exceeds their recoverable amount.

Sasol Limited Group

Once-off items

(continued)

9                               Disposals and scrapping

		2017	2016	2015
for the year ended 30 June	Note	Rm	Rm	Rm
Property, plant and equipment	16	836	348	298
cost		7 037	5 099	3 977
accumulated depreciation and impairment		(6 201)	(4 751)	(3 679)
Assets under construction	17	105	963	841
Goodwill and other intangible assets		103	107	239
cost		173	392	352
accumulated amortisation and impairment		(70)	(285)	(113)
Equity accounted investments — Uzbekistan GTL LLC		—	1 042	(21)
Long-term receivables and prepaid expenses		7	—	—
Assets in disposal groups held for sale		—	126	796
Trade and other receivables		7	—	—
Cash and cash equivalents		—	—	105
Long-term provisions	30	—	(356)	—
Long-term deferred income		—	—	11
Liabilities in disposal groups held for sale		—	(43)	(201)
Short-term provisions		—	—	6
Trade and other payables		(30)	—	19
		1 028	2 187	2 093
Total consideration		788	772	1 210
consideration received		788	569	1 210
consideration still receivable		—	203	—

		(240)	(1 415)	(883)
Realisation of accumulated translation effects		29	479	17
Net loss on disposal		(211)	(936)	(866)
Total consideration comprising
Exploration and Production International — Farm down of Area A in Mozambique		—	464	—
Energy — Sale of Canada land		389	—	—
Performance Chemicals — Sale of Baltimore land		—	92	—
Base Chemicals — Sale of DongGuan packaging facility		89	—	—
Other		310	216	1 210
Total consideration		788	772	1 210

Significant disposal in 2017

Energy — Sale of Canada land

In 2017, we disposed of a portion of our land in Canada with a carrying value of CAD35 million (R354 million) for proceeds of CAD38 million (R389 million).

Significant disposals in prior periods

Energy — Investment in Uzbekistan GTL joint venture

In light of the current economic environment, we reviewed our long-term strategic interest in the Uzbekistan Gas-to-Liquids (GTL) investment. We decided to withdraw from our equity participation by exercising a put option on 8 April 2016 for US$1. Accordingly, the disposal of the equity accounted investment with a carrying value of R1 042 million was accounted for on the date of exercise of the put option resulting in a net loss of R563 million, including the impact of the reclassification of the Foreign Currency Translation Reserve of R479 million in 2016.

Exploration and Production International — Exploration licences

In 2015, we withdrew from our Nigerian licences, recognising a loss on disposal of R569 million.

10                        Disposal groups held for sale

	2017	2016
for the year ended 30 June	Rm	Rm
Assets in disposal groups held for sale
Energy — Land in Canada	—	569
Energy — Property and mineral rights in the US*	200	264
Group Functions — Investment in Oxis Energy Limited	—	212
Other	16	19
	216	1 064

*                             A fair value write down of R64 million was recognised on the Lake deSmet property based on the estimated fair value less cost to sell at 30 June 2017.

Business segmentation
Mining	14	16
Energy	202	836
Group Functions	—	212
Total operations	216	1 064

Accounting policies:

A non-current asset or disposal group (a business grouping of assets and their related liabilities) is designated as held for sale when its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The classification as held for sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current asset or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.

Where a disposal group held for sale will result in the loss of control or joint control of a subsidiary or joint operation, respectively, all the assets and liabilities of that subsidiary or joint operation are classified as held for sale, regardless of whether a non-controlling interest in the former subsidiary or an ongoing interest in the joint operation is to be retained after the sale.

Where a disposal group held for sale will result in the loss of joint control of a joint venture or significant influence of an associate, the full investment is classified as held for sale. Equity accounting ceases from the date the joint venture or associate is classified as held for sale.

Before classification of a non-current asset or disposal group as held for sale, it is reviewed for impairment. The impairment loss charged to the income statement is the excess of the carrying amount of the non-current asset over its expected fair value less costs to sell.

No depreciation or amortisation is provided on non-current assets from the date they are classified as held for sale.

Sasol Limited Group

(continued)

Taxation

11        Taxation

		2017	2016	2015
for the year ended 30 June	Note	Rm	Rm	Rm
South African normal tax		4 393	5 826	5 673
current year		3 887	6 084	6 036
prior years		506	(258)	(363)
Dividend withholding tax		59	86	80
Foreign tax		2 682	2 420	3 077
current year		2 680	2 704	3 101
prior years		2	(284)	(24)

Income tax		7 134	8 332	8 830
Deferred tax — South Africa	13	2 677	1 894	5 425
current year		2 634	1 878	5 521
prior years		43	16	(96)

Deferred tax — foreign	13	(1 316)	(1 535)	176
current year		(718)	(734)	152
prior years		(127)	81	28
recognition of previously unrecognised deferred tax assets*		(470)	(945)	—
tax rate change		(1)	63	(4)

		8 495	8 691	14 431

*                            Included is the recognition of a deferred tax asset relating to the accumulated tax losses in Italy which were previously limited in line with the forecasted utilisation thereof. In 2017, recent profits and a successful business turnaround strategy have resulted in the recognition of a previously unrecognised deferred tax asset of EUR25,4 million (R377,2 million). Additionally R93 million (2016 - R917 million) of previously unrecognised tax assets were recognised after the approval of the Production Sharing Agreement (PSA) licence area’s Field Development Plan (FDP) in Mozambique.

Regional analysis
South Africa	7 013	7 806	11 178
Rest of Africa	951	(526)	472
Europe	906	1 137	1 280
United States of America	(424)	183	1 402
Other	49	91	99
Total operations	8 495	8 691	14 431

Contingent liability

The South African Revenue Service (“SARS”) has issued revised assessments for Sasol Oil (Pty) Ltd (“Sasol Oil”) relating to a dispute around its international crude oil procurement activities for the 2005 to 2012 tax years. These revisions could result in potential adjustments to the company’s taxable income and an additional tax liability including interest and penalties of approximately R1,2 billion for the periods 2005 to 2014. Sasol Oil has co-operated fully with SARS during the course of the audit related to these assessments. SARS’ decisions to suspend the payment of this disputed tax for the periods 2005 to 2012 currently remain in force.

The litigation process in the Tax Court, relating to the international crude oil procurement activities for the 2005 to 2007 years of assessment was concluded and judgement was delivered on 30 June 2017 in favour of SARS. As a result, a liability of R1,2 billion has been recognised in the annual financial statements in respect of the 2005 to 2014 matters that remain the subject of the ongoing litigation. Sasol Oil, in consultation with its tax and legal advisors, does not support the basis of the judgement and issued a Notice of Intention to Appeal to the Supreme Court of Appeal on 31 July 2017. The Tax Court granted Sasol Oil’s application for leave to appeal to the Supreme Court of Appeal on 14 August 2017.

SARS has notified Sasol Oil of its intention to place on hold the field audit relating to this issue for the 1999 to 2004 tax years pending the outcome of the litigation. As a result of the judgement handed down on 30 June 2017, a possible obligation may arise from the field audit, which is regarded as a contingent liability.

In addition, there could be a potential tax exposure of R11,6 billion for the periods 2013 to 2014 on varying tax principles relating to the aforementioned activities. Supported by its specialist tax and external legal advisors, Sasol Oil disagrees with SARS’ assessment for the 2013 and 2014 periods. Accordingly, Sasol Oil has submitted objection to the revised assessment and requested suspension of payment. Sasol Oil and SARS have come to a resolution with regards to the request for suspension of payment, resulting in SARS suspending payment for the significant majority of the disputed tax. Further, based on the outcome of the Tax Court judgement, a possible obligation may arise for the tax years subsequent to 2014, which could give rise to a further contingent liability at 30 June 2017.

	2017	2016	2015
Reconciliation of effective tax rate	%	%	%

The table below shows the difference between the South African enacted tax rate (28%) compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

South African normal tax rate	28,0	28,0	28,0
Increase in rate of tax due to:
disallowed preference share dividends	0,9	1,2	0,5
disallowed expenditure(1)	2,3	4,3	1,6
disallowed share-based payment expenses	0,1	0,2	0,1
translation differences	—	1,1	—
different tax rates	0,2	1,0	2,0
effect of tax litigation matters(²)	3,2	—	—
tax losses not recognised(³)	1,0	13,1	3,4
other adjustments	0,5	1,2	0,5
	36,2	50,1	36,1
Decrease in rate of tax due to:
exempt income	(0,4)	(0,8)	(1,2)
share of profits of equity accounted investments	(1,0)	(0,6)	(1,3)
exempt income on reversal of EGTL provision	—	(2,7)	—
recognition of previously unrecognised deferred tax assets	(1,6)	(4,0)	—
utilisation of tax losses	—	(0,7)	—
investment incentive allowances	(2,4)	(2,4)	(0,6)
translation differences	(0,9)	—	(0,3)
prior year adjustments	(1,4)	(1,9)	(1,0)
other adjustments	(0,2)	(0,4)	—
Effective tax rate	28,3	36,6	31,7
Adjusted effective tax rate(4)	26,5	28,2	33,0

(1)         2016 includes the loss on disposal of investment in Uzbekistan GTL joint venture of R563 million (refer to note 9) and other non-deductible expenses incurred not deemed to be in the production of taxable income.

(2)         This relates to the tax, interest and penalties of litigation matters pertaining to Sasol Oil. Refer contingent liability note 35.

(3)         Tax losses not recognised in 2016 resulted mainly from the R9,9 billion impairment of the Canadian shale gas asset for which no deferred tax asset was raised. Refer note 8.

(4)         Effective tax rate adjusted for equity accounted investments, remeasurement items and, in 2017, the effect of Sasol Oil tax litigation matters.

Sasol Limited Group

Taxation

(continued)

12      Tax paid

		2017	2016	2015
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts (receivable)/unpaid at beginning of year		(1 609)	(658)	547
Net interest on tax		245	(72)	3
Income tax per income statement	11	7 134	8 332	8 830
Reclassification to held for sale		—	—	2
Foreign exchange differences recognised in income statement		(8)	66	37
Translation of foreign operations		(45)	52	(20)
		5 717	7 720	9 399
Net tax receivable per statement of financial position		635	1 609	658
tax payable		(1 903)	(878)	(905)
tax receivable		2 538	2 487	1 563

Per the statement of cash flows		6 352	9 329	10 057
Comprising
Normal tax
South Africa		3 984	6 321	7 249
Foreign		2 309	2 922	2 728
Dividend withholding tax		59	86	80
		6 352	9 329	10 057

13     Deferred tax

		2017	2016
for the year ended 30 June	Note	Rm	Rm
Reconciliation
Balance at beginning of year		20 302	20 818
Current year charge		2 421	(975)
per the income statement	11	1 361	359
per the statement of comprehensive income		1 060	(1 334)
Foreign exchange differences recognised in income statement		(148)	487
Translation of foreign operations		203	(28)
Balance at end of year		22 778	20 302

Comprising
Deferred tax assets		(3 082)	(3 389)
Deferred tax liabilities		25 860	23 691
		22 778	20 302

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities.

	2017	2016
for the year ended 30 June	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	23 699	20 843
United States of America	(370)	104
Germany	(210)	(758)
Mozambique	1 036	1 372
Other	(1 377)	(1 259)
	22 778	20 302

Deferred tax is attributable to temporary differences on the following:

Net deferred tax assets:
Property, plant and equipment	1 200	1 014
Short- and long-term provisions	(1 560)	(3 010)
Calculated tax losses	(1 705)	(1 843)
Other	(1 017)	450
	(3 082)	(3 389)
Net deferred tax liabilities:
Property, plant and equipment	31 009	30 199
Current assets	(289)	(848)
Short- and long-term provisions	(4 898)	(3 974)
Calculated tax losses	(518)	(174)
Financial derivatives	11	(1 236)
Other	545	(276)
	25 860	23 691

Deferred tax assets have been recognised for the carry forward amount of unused tax losses relating to the group’s operations where, among other things, taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2017	2016
for the year ended 30 June	Rm	Rm
Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	25 856	28 085
Utilised against the deferred tax balance	(7 706)	(6 985)
Not recognised as a deferred tax asset	18 150	21 100

Deferred tax assets not recognised on tax losses mainly relate to Sasol’s exploration and development entities, where future taxable income is uncertain.

Calculated tax losses carried forward that have not been recognised:

Expiry between one and five years	—	7
Expiry thereafter	17 920	18 395
Indefinite life	230	2 698
	18 150	21 100

Areas of judgement:

Sasol companies are involved in tax litigation and tax disputes with various tax authorities in the normal course of business.  A detailed assessment is performed regularly on each matter and a provision is recognised where appropriate.  Although the outcome of these claims and disputes cannot be predicted with certainty, Sasol believes that open engagement and transparency will enable appropriate resolution thereof.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

Sasol Limited Group

Taxation

(continued)

13        Deferred tax continued

Unremitted earnings at end of year that would be subject to foreign dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the group.

	2017	2016
for the year ended 30 June	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	40 266	42 498
Europe	11 826	12 921
Rest of Africa	2 891	4 399
United States of America	18 968	17 796
Other	6 581	7 382

Tax effect if remitted	1 582	1 654
Europe	327	338
Rest of Africa	235	356
United States of America	948	890
Other	72	70

Dividend withholding tax

With effect from 22 February 2017, dividend withholding tax increased from 15% to 20% on dividends distributed to Sasol Limited shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense.

	2017	2016
for the year ended 30 June	Rm	Rm
Undistributed earnings at end of year that would be subject to dividend withholding tax withheld by the company on behalf of Sasol Limited shareholders	175 132	163 264
Maximum withholding tax payable by shareholders if distributed to individuals	35 026	24 490

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes deferred tax and dividend withholding tax.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses. No deferred tax is provided on temporary differences relating to:

•             the initial recognition of goodwill;

•             the initial recognition (other than in a business combination) of an asset or liability to the extent that neither accounting nor taxable profit is affected on acquisition; and

•             investments in subsidiaries, associates and interests in joint arrangements to the extent that the temporary difference will probably not reverse in the foreseeable future and the control of the reversal of the temporary difference lies with the parent, investor, joint venturer or joint operator.

The provision for deferred tax is calculated using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

Sasol Limited Group

Equity

14           Share capital

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm
Issued share capital (as per statement of changes in equity)*	29 282	29 282	29 228

*                           As at 30 June 2017, a total of R2 641 million represented by 8 809 886 Sasol ordinary shares (30 June 2016 — 8 809 886; 30 June 2015 — 8 809 886) representing 1,43% (30 June 2016 — 1,43%; 30 June 2015 — 1,43%) of the issued share capital of the company, excluding the Sasol Inzalo share transaction, is held by its subsidiary, Sasol Investment Company (Pty) Ltd. These shares are held as treasury shares and do not carry any voting rights. No shares were repurchased in 2017 (2016 — nil; 2015 — nil).

Number of shares
for the year ended 30 June	2017	2016	2015
Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value	28 385 646	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	18 923 764	18 923 764	18 923 764
	1 175 000 000	1 175 000 000	1 175 000 000
Issued
Shares issued at beginning of year	679 775 162	679 480 362	678 935 812
Issued in terms of the employee share schemes	47 277	294 800	544 550
Shares issued at end of year	679 822 439	679 775 162	679 480 362
Comprising
Sasol ordinary shares of no par value	651 436 793	651 389 516	651 094 716
Sasol preferred ordinary shares of no par value	25 547 081	25 547 081	25 547 081
Sasol BEE ordinary shares of no par value	2 838 565	2 838 565	2 838 565
	679 822 439	679 775 162	679 480 362
Held in reserve
Allocated to the Sasol Share Incentive Scheme	—	—	306 900
Unissued shares	495 177 561	495 224 838	495 212 738
Sasol ordinary shares of no par value	476 253 797	476 301 074	476 288 974
Sasol preferred ordinary shares of no par value	2 838 565	2 838 565	2 838 565
Sasol BEE ordinary shares of no par value	16 085 199	16 085 199	16 085 199
	495 177 561	495 224 838	495 519 638

The Sasol preferred ordinary and BEE ordinary shares have voting rights attached to them and will be Sasol ordinary shares at the end of the term of the Sasol lnzalo share transaction.

The BEE ordinary shares rank pari passu with the Sasol Limited ordinary shares, and differ only in the fact that they are listed on the BEE segment of the JSE main board, and trading is restricted.

The Sasol preferred ordinary shares rank pari passu with the Sasol ordinary shares and differ only in the fact that they are not listed and trading is restricted. The Sasol preferred ordinary shares carry a cumulative preferred dividend right with a dividend of R30,80 per annum, payable until 2018. The Sasol preferred ordinary shares are not redeemable.

The Sasol BEE ordinary shares receive dividends per share simultaneously with, and equal to, the Sasol ordinary shares.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity.

Funding activities and facilities

15           Long-term debt

		2017	2016
for the year ended 30 June	Note	Rm	Rm
Total long-term debt		81 405	79 877
Short-term portion		(7 093)	(1 862)
		74 312	78 015
Analysis of long-term debt
At amortised cost
Secured debt		43 827	47 899
Preference shares		12 045	11 972
Finance leases		1 864	1 606
Unsecured debt		24 461	19 588
Unamortised loan costs		(792)	(1 188)
		81 405	79 877
Reconciliation
Balance at beginning of year		79 877	42 066
Loans raised		9 664	34 967
proceeds from new loans		9 277	34 008
settlement of funding commitment on Canadian assets		—	821
finance leases acquired		387	138
Loans repaid		(2 364)	(3 120)
Interest accrued	6	956	530
Amortisation of loan costs	6	279	157
Translation effect of foreign currency loans		(15)	36
Translation of foreign operations		(6 992)	5 241
Balance at end of year		81 405	79 877
Interest-bearing status
Interest-bearing debt		80 352	78 941
Non-interest-bearing debt		1 053	936
		81 405	79 877
Maturity profile
Within one year		7 093	1 862
One to five years		58 933	24 669
More than five years		15 379	53 346
		81 405	79 877
Business segmentation
Mining		1 360	2 043
Exploration and Production International		755	853
Energy		7 058	6 062
Base Chemicals		21 890	24 483
Performance Chemicals		18 037	20 087
Group Functions		32 305	26 349
Total operations		81 405	79 877

Fair value of long-term debt

The fair value of long-term debt is based on the quoted market price for the same or similar instruments or on the current rates available for debt with the same maturity profile and with similar cash flows. Market related rates ranging between 2,9% and 13,0% were used to discount estimated cash flows based on the underlying currency of the debt.

	2017	2016
	Rm	Rm
Total long-term debt (before unamortised loan costs)*	82 261	81 027

*                         The difference in the fair value of long-term debt in 2017 compared to the carrying value is mainly due to the prevailing market price of the debt instruments in the US and Inzalo preference shares debt at 30 June 2017.

Sasol Limited Group

Funding activities and facilities

(continued)

15        Long-term debt  continued

In terms of Sasol Limited’s memorandum of incorporation, the group’s borrowing powers are limited to twice the sum of its share capital and reserves (2017 — R423 billion; 2016 — R414 billion).

				Interest rate at	2017	2016
Terms of repayment	Security	Business	Currency	30 June 2017	Rm	Rm
Secured debt
Repayable in bi-annual instalments ending December 2021	Secured by assets under construction with a carrying value of R101 039 million (2016 — R73 040 million) and other assets with a carrying value of R17 294 million (2016 — R18 608 million)	Base and Performance Chemicals (US Operations)	US dollar	Libor + 2,25%(1)	36 748	41 381
Repayable in quarterly instalments ending April 2021	Secured by assets under construction with a carrying value of R4 474 million (2016 — R3 323 million) and other assets with a carrying value of R119 million (2016 — R571 million)	Base Chemicals	US dollar	Libor + 3,75%	2 686	3 058
Repayable in bi-annual instalments ending June 2022	Secured by property, plant and equipment with a carrying value of R5 888 million (2016 — R4 481 million)	Energy (Rompco)	Rand	Jibar + 1,75%	4 148	3 274
Other secured debt		Various	Various	Various	245	186
					43 827	47 899
Preference shares
A preference shares repayable in semi-annual instalments between June 2008 and September 2018(²)	Secured by Sasol preferred ordinary shares held by the company	Group Functions (Inzalo)	Rand	Fixed 11,1% to 12,3%	1 471	1 636
B preference shares repayable between June 2008 and September 2018(²)	Secured by Sasol preferred ordinary shares held by the company	Group Functions (Inzalo)	Rand	Fixed 13,3% to 14,7%	1 164	1 163
C preference shares repayable September 2018(²)	Secured by guarantee from Sasol Limited	Group Functions (Inzalo)	Rand	Variable 68% of prime	9 247	8 901
A preference shares repayable between March 2013 and September 2018(³)	Secured by preference shares held in Sasol Mining (Pty) Ltd	Mining (Ixia)	Rand	Fixed 10,0%	163	272
					12 045	11 972

(1)                   The Libor exposure for approximately 50% of the debt profile is hedged using an interest rate swap, under which the variable rate is swapped for a fixed rate. Refer to note 39.

(2)                   A, B and C preference share debt was raised within structured entities as part of the Sasol Inzalo share transaction (refer to note 34.2). Dividends on the A and B preference shares are payable in semi-annual instalments ending October 2018. Dividends on the C preference shares are payable on maturity in October 2018. It is required that 50% of the principal amount of the A preference shares is repaid between October 2008 and October 2018, with the balance of the debt repayable at the end date. The B and C preference shares are repayable in October 2018, on maturity.

The Inzalo transaction will unwind between June and September 2018. The A and B preference shares are secured by rights over the Sasol Limited preferred ordinary shares held in the Inzalo structured entities. It is expected that the A, B and C preference share debt will be settled using the shares held by the Inzalo structured entities.

The C preference shares are guaranteed by Sasol Limited, thus any shortfall in the value of the shares in the Inzalo entities will be a cash outflow for the group. Based on current assumptions, a share price of approximately R366,00 - R450,00 will result in a cash outflow for the group of approximately R3,5 billion - R1 billion based on projections of interest and dividends using a dividend cover of 2,8 times.

(3)                   Preference share debt was raised in 2011 within structured entities as part of the Sasol Ixia Coal broad-based black economic empowerment transaction. Dividends and the principal amount on these preference shares are payable on maturity between March 2013 and October 2018. The preference shares are secured by preference shares held in Sasol Mining (Pty) Ltd, a subsidiary of Sasol Mining Holdings (Pty) Ltd. These preference shares may not be disposed of or encumbered in any way.

				Interest rate at	2017	2016
Terms of repayment	Security	Business	Currency	30 June 2017	Rm	Rm
Finance leases
Repayable in monthly instalments over 15 to 25 years ending May 2042	Secured by plant and with a carrying value R1 955 million (2016 — R1 738 million)	Energy,Base and Performance Chemicals	Various	Fixed 4,0% to 16,6% and variable 8,2% to 13,3%	1 730	1 523
Other finance leases	Underlying assets	Various	Various	Various	134	83
					1 864	1 606
					57 736	61 477

			Interest rate at	2017	2016
Terms of repayment	Business	Currency	30 June 2017	Rm	Rm
Unsecured debt
Various repayment terms from December 2017 to January 2026	Various	Various	Various	1 773	1 809
Repayable in July 2018	Exploration and Production International	Canadian dollar	—	755	853
Various repayment terms	Energy	Rand	Fixed 8,0%	397	360
Various repayment terms from December 2018 to November 2022(4)	Group Functions (Sasol Financing)	US dollar	Fixed 4,5% and variable Libor + 0,75% to 1,35%	20 336	14 791
Repayable in bi-annual instalments ending December 2018	Mining	Rand	Jibar + 1,25%	1 200	1 775
Total unsecured debt				24 461	19 588
Total long-term debt				82 197	81 065
Unamortised loan costs (amortised over period of debt using the effective interest rate method)				(792)	(1 188)
				81 405	79 877
Short-term portion of long-term debt				(7 093)	(1 862)
				74 312	78 015

(4)                   Included in this amount is the US$1 billion (R13 billion) bond, with a fixed interest rate of 4,5% which is listed on the New York Stock Exchange and is recognised in Sasol Financing International Limited, a 100% owned subsidiary of the group. Sasol Limited has fully and unconditionally guaranteed the bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

	Total facilities	Cash utilised	Remaining	Rand
at 30 June 2017	US$m	US$m	US$m	equivalent
Lake Charles Chemicals Project funding profile
Term loan	3 995	2 810	1 185	15 476
Available cash, cash flow from operations and general borrowings	7 005	3 881	3 124	40 799
Total funding requirement	11 000	6 691	4 309	56 275

Sasol Limited Group

Funding activities and facilities

(continued)

15           Long-term debt  continued

Total
			Contract	Rand	Utilised	Available
			amount	equivalent	facilities	facilities
30 June 2017	Expiry date	Currency	million	Rm	Rm	Rm
Banking facilities and debt arrangements
Group treasury facilities
Commercial paper (uncommitted)	None	Rand	8 000	8 000	—	8 000
Commercial banking facilities	Various	Rand	5 745	5 745	—	5 745
Commercial banking facilities	Various	US dollar	750	9 791	3 264	6 527
Commercial banking facilities	Various	Euro	230	3 431	2 536	895
Revolving credit facility	None	US dollar	1 500	19 583	3 917	15 666
Debt arrangements
US Dollar Bond	November 2022	US dollar	1 000	13 055	13 055	—
Other Sasol businesses
Specific project asset finance
US Operations (funding of LCCP)	December 2021	US dollar	3 995	52 155	36 748	15 407
US Operations (Letter of credit for LCCP)	December 2021	US dollar	45	588	170	418
Energy — Republic of Mozambique Pipeline Investments Company (Rompco)	June 2022	Rand	2 511	2 511	2 511	—
Energy — Republic of Mozambique Pipeline Investments Company (Rompco)	June 2022	Rand	2 700	2 700	1 620	1 080
Base Chemicals — High-density polyethylene plant	April 2021	US dollar	202	2 637	2 637	—
Mining — Mine replacement programme	December 2018	Rand	1 200	1 200	1 200	—
Energy — Clean Fuels II (Natref)	Various	Rand	1 493	1 493	1 493	—
Debt arrangements
Sasol Inzalo (preference shares)	October 2018	Rand	9 334	9 334	9 334	—
Mining preference shares	September 2018	Rand	159	159	159	—
Finance leases
Sasol Oil (Pty) Ltd	Various	Rand	1 088	1 088	1 088	—
Other debt arrangements		Various	—	—	2 673	—
					82 405	53 738
Available cash						27 520
Total funds available for use						81 258

Total utilised facilities						82 405
Accrued interest						956
Unamortised loan cost						792
Total debt including accrued interest and unamortised loan cost						84 153
Comprising
Long-term debt						74 312
Short-term debt						9 718
Short-term debt						2 625
Short-term portion of long-term debt						7 093
Bank overdraft						123
84 153

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method.

Sasol Limited Group

Investing Activities

16        Property, plant and equipment

	Land	Building and improvements	Plant, equipment and vehicles	Mineral assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2016	1 329	6 522	113 274	33 929	155 054
Additions	—	349	705	58	1 112
to sustain existing operations	—	26	528	69	623
to expand operations	—	323	177	(11)	489
Net reclassification from/(to) other assets	—	46	(9)	2	39
Reduction in rehabilitation provisions capitalised (note 30)	—	(18)	(94)	(1 288)	(1 400)

Disposal of business	—	(10)	(43)	—	(53)
Projects capitalised	—	1 631	18 106	3 696	23 433
Reclassification from held for sale	514	1	—	—	515
Translation of foreign operations	(58)	(172)	(2 064)	(897)	(3 191)
Disposals and scrapping	(362)	(16)	(363)	(42)	(783)
Current year depreciation charge	—	(500)	(11 521)	(3 789)	(15 810)
Net impairment of property, plant and equipment	(66)	18	(292)	197	(143)
Carrying amount at 30 June 2017	1 357	7 851	117 699	31 866	158 773

	Land	Building and improvements	Plant, equipment and vehicles	Mineral assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2015	1 758	5 930	105 393	22 741	135 822
Additions	6	166	1 182	1 031	2 385
to sustain existing operations	6	34	849	1 031	1 920
to expand operations	—	132	333	—	465
Settlement of funding commitment on Canadian assets	—	—	—	4 160	4 160

Net reclassification from/(to) other assets	—	36	(49)	14	1
Reduction in rehabilitation provisions capitalised	—	—	(1)	(44)	(45)

Projects capitalised	128	719	16 602	15 563	33 012
Reclassification to held for sale	(697)	(2)	—	—	(699)
Translation of foreign operations	159	243	3 352	1 398	5 152
Disposals and scrapping	(2)	(23)	(280)	(43)	(348)
Current year depreciation charge	—	(496)	(10 908)	(4 558)	(15 962)
Net impairment of property, plant and equipment	(23)	(51)	(2 017)	(6 333)	(8 424)
Carrying amount at 30 June 2016	1 329	6 522	113 274	33 929	155 054

	Land	Building and improvements	Plant, equipment and vehicles	Mineral assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
2017
Cost	1 630	14 231	215 017	67 880	298 758
Accumulated depreciation and impairment	(273)	(6 380)	(97 318)	(36 014)	(139 985)
	1 357	7 851	117 699	31 866	158 773
2016
Cost	1 559	12 846	207 102	70 143	291 650
Accumulated depreciation and impairment	(230)	(6 324)	(93 828)	(36 214)	(136 596)
	1 329	6 522	113 274	33 929	155 054
2015
Cost	1 931	11 252	184 357	45 927	243 467
Accumulated depreciation and impairment	(173)	(5 322)	(78 964)	(23 186)	(107 645)
	1 758	5 930	105 393	22 741	135 822

	2017	2016
	Rm	Rm
Business segmentation
Mining	21 715	20 654
Exploration and Production International	11 765	14 780
Energy	42 238	39 891
Base Chemicals	38 215	36 457
Performance Chemicals	41 367	40 389
Group Functions	3 473	2 883
Total operations	158 773	155 054

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
Current year additions*	1 112	6 545	3 053
Adjustments for non-cash items	(722)	(2 241)	(1 780)
movement in environmental provisions capitalised	(324)	(1 282)	(1 090)
movement in long-term debt*	—	(821)	—
other non-cash movements**	(398)	(138)	(690)

Per the statement of cash flows	390	4 304	1 273

*                 In 2016, additions includes R4 160 million in respect of an agreement concluded with our Canadian shale gas partner, Progress Energy, to settle the outstanding funding commitment. R3 339 million was settled in 2016, with the remaining  CAD75 million (R821 million) due in July 2018.

**          Includes plant, equipment and vehicles acquired by finance leases.

Sasol Limited Group

Investing activities

(continued)

16        Property, plant and equipment continued

	2017	2016
for the year ended 30 June	Rm	Rm
Leased assets
Carrying value of capitalised leased assets (included in plant, equipment and vehicles)	2 060	1 774
cost	3 182	2 782
accumulated depreciation	(1 122)	(1 008)

Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	154 739	143 380
Authorised but not yet contracted for	61 673	95 590
Less expenditure to the end of year	(125 676)	(101 684)
	90 736	137 286

to sustain existing operations	23 850	19 327
to expand operations	66 886	117 959
Estimated expenditure
Within one year	59 236	75 134
One to five years	31 500	62 152
	90 736	137 286
Business segmentation
Mining	3 099	3 563
Exploration and Production International	19 431	23 648
Energy	10 327	9 588
Base Chemicals	29 722	51 449
Performance Chemicals	27 396	48 422
Group Functions	761	616
Total operations	90 736	137 286

Significant capital commitments at 30 June comprise of:

			2017	2016
Project	Project location	Business segment	Rm	Rm
Lake Charles Chemicals Project	United States	Base and Performance Chemicals	46 051	88 683
Mozambique exploration and development	Mozambique	Exploration and Production International	18 883	22 099
Sixth fine ash dam	Secunda	Energy	5 072	362
Shutdown and major statutory maintenance	Secunda	Energy, Base and Performance Chemicals	3 921	4 015
Air Liquide - air separation unit	Secunda	Energy, Base and Performance Chemicals	886	2 018
Impumelelo Colliery to maintain Brandspruit Colliery operation	Secunda	Mining	622	872
Loop Line 2 project	Mozambique	Energy	13	1 721
High-density polyethylene plant	United States	Base Chemicals	622	1 115
Shondoni Colliery to maintain Middelbult Colliery operation	Secunda	Mining	557	1 041
Canadian shale gas asset	Canada	Exploration and Production International	237	692
Coal tar filtration east project	Secunda	Energy, Base and Performance Chemicals	706	379
Other capital commitments	Various	Various	13 166	14 289
			90 736	137 286

Accounting policies:

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves.

Life-of-mine coal assets are depreciated using the units-of-production method and is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight- line basis over its expected useful life.

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and therefore requires a significant degree of judgement to be applied by management.

The following depreciation rates apply in the group:

Buildings and improvements	2 – 5%
Retail convenience centres	3 – 5%
Plant	2 – 5%
Equipment	10 – 33%
Vehicles	10 – 33%
Mineral assets	Units of production over life of related reserve base
Life-of-mine coal assets	Units of production

Sasol Limited Group

Investing activities

(continued)

17                       Assets under construction

	Property plant and equipment under construction	Other intangible assets under development	Exploration and evaluation assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance as at 30 June 2016	102 185	1 470	356	104 011
Additions	59 771	313	228	60 312
to sustain existing operations	16 653	235	—	16 888
to expand operations	43 118	78	228	43 424
Net reclassification from/(to) other assets	(29)	29	—	—
Finance costs capitalised	2 764	—	—	2 764
Net impairment of assets under construction	(728)	(176)	(189)	(1 093)
Reduction in rehabilitation provision capitalised (note 30)	(726)	—	(27)	(753)
Projects capitalised	(23 433)	(240)	—	(23 673)
Translation of foreign operations	(10 575)	(151)	(3)	(10 729)
Disposals and scrapping	(105)	—	—	(105)
Balance at 30 June 2017	129 124	1 245	365	130 734

	Property plant and equipment under construction	Other intangible assets under development	Exploration and evaluation assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Balance as at 30 June 2015	57 001	1 721	3 255	61 977
Additions	68 766	499	1 584	70 849
to sustain existing operations	16 028	325	—	16 353
to expand operations	52 738	174	1 584	54 496
Net reclassification from/(to) other assets	90	(21)	—	69
Finance costs capitalised	2 253	—	—	2 253
Net impairment of assets under construction	(1 870)	—	(1 716)	(3 586)
Write-off of unsuccessful exploration wells	—	—	3	3
Reclassification to disposal groups held for sale	—	—	(128)	(128)
Projects capitalised	(30 221)	(873)	(2 791)	(33 885)
Translation of foreign operations	6 945	211	266	7 422
Disposals and scrapping	(779)	(67)	(117)	(963)
Balance at 30 June 2016	102 185	1 470	356	104 011

	2017	2016
for the year ended 30 June	Rm	Rm
Business segmentation
• Mining	1 141	1 446
• Exploration and Production International	6 256	5 165
• Energy	9 064	11 197
• Base Chemicals	59 908	44 414
• Performance Chemicals	54 006	41 044
• Group Functions	359	745
Total operations	130 734	104 011

	2017	2016	2015
for the year ended at 30 June	Rm	Rm	Rm
Additions to assets under construction (cash flow)
Current year additions	60 312	70 849	43 773
Adjustments for non-cash items	(420)	(1 427)	(19)
cash flow hedge accounting	(2)	(2)	(5)
movement in environmental provisions capitalised	(418)	(1 425)	(14)

Per the statement of cash flows	59 892	69 422	43 754

The group hedges its exposure to foreign currency risk in respect of its significant capital projects by means of forward exchange contracts. Cash flow hedge accounting is applied to these hedging transactions and accordingly, the effective portion of any gain or loss realised on these contracts is adjusted against the underlying item of assets under construction.

	2017	2016
	Rm	Rm
Capital expenditure
Projects to sustain operations comprise of:
Secunda Synfuels Operations	8 453	7 187
Shutdown and major statutory maintenance	3 569	3 285
Renewals	1 002	774
Oxygen train 17 (Outside Battery Limits portion)	979	147
Sixth fine ash dam (environmental)	637	155
Volatile organic compounds abatement programme (environmental)	655	669
Coal tar filtration east project (safety)	419	852
Other environmental related expenditure	185	261
Other safey related expenditure	377	528
Other projects to sustain existing operations (less than R500 million)	630	516
Mining (Secunda and Sasolburg)	2 831	3 436
Shondoni Colliery to maintain Middelbult Colliery operation	368	842
Impumelelo Colliery to maintain Brandspruit Colliery operation	274	385
Refurbishment of equipment	783	576
Other environmental related expenditure	7	17
Other safety related expenditure	314	23
Other projects to sustain existing operations (less than R500 million)	1 085	1 593
Other (in various locations)	5 602	5 724
Expenditure related to environmental obligations	174	224
Expenditure incurred relating to safety regulations	401	494
Other projects to sustain existing operations (less than R500 million)	5 027	5 006

	16 886	16 347

Sasol Limited Group

Investing activities

(continued)

17                       Assets under construction continued

			2017	2016
			Rm	Rm
Capital expenditure
Projects to expand operations comprise of:	Project location	Business segment
Lake Charles Chemicals Project*	United States	Base and Performance Chemicals	36 775	42 375
Canadian shale gas asset	Canada	Exploration and Production International	381	3 286
Fischer-Tropsch wax expansion project	Sasolburg	Performance Chemicals	606	1 109
High-density polyethylene plant	United States	Base Chemicals	1 448	1 832
Mozambique exploration and development	Mozambique	Exploration and Production International	1 840	1 025
Loop Line 2 project	Mozambique	Energy	638	1 149
C3 Expansion project	Secunda	Base Chemicals	25	551
Other projects to expand operations (less than R500 million)	Various	Various	1 293	1 748
			43 006	53 075

*At 30 June 2017 actual capital expenditure (accrual basis) - US$2,7 billion (2016 - US$2,9 billion).

Project-related performance guarantees

			Maximum guaranteed amount	Liability recognised
Project	Description	Guarantor	Rm	Rm
Lake Charles Chemicals Project

Completion guarantees and sureties issued in respect of the Lake Charles Chemicals Project. This includes a loan facility of US$3 995 million, of which US$2 815 million has been recognised (including accrued interest).

		Sasol Limited/Sasol Financing	52 155	36 748
Ineos joint venture

Completion guarantee issued in respect of the US$420 million loan in the joint arrangement, in which Sasol has a 50% share (US$210 million). Repayments are made quarterly, and the current balance on the loan is US$206 million, representing the maximum exposure to the group.

		Sasol Financing	2 689	2 689

Sasol Limited Group

Investing activities

(continued)

Accounting policies:

Assets under construction

Assets under construction are non-current assets, which includes land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment, intangible assets and exploration assets. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate is the weighted average of the interest rates applicable to the borrowings of the group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining qualifying assets. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

Exploration assets

Exploration assets comprise capitalised expenditure relating to the exploration for and evaluation of mineral resources (coal, oil and gas). Mineral assets comprise capitalised expenditure relating to producing coal, oil and gas properties, including development costs and previously capitalised exploration assets.

Oil and gas

The successful efforts method is used to account for natural oil and gas exploration, evaluation and development activities.

Property and licence acquisition costs as well as development cost, including expenditure incurred to drill and equip development wells on proved properties, are capitalised as part of assets under construction and transferred to mineral assets in property, plant and equipment when the assets begin producing.

On completion of an exploratory well or exploratory-type stratigraphic test well, the entity will be able to determine if there are oil or gas resources. The classification of resources as proved reserves depends on whether development of the property is economically feasible and recoverable in the future, under existing economic and operating conditions, and if any major capital expenditure to develop the property as a result of sufficient quantities of additional proved reserves being identified is justifiable, approved and recoverable.

The cost of exploratory wells, through which potential proved reserves may be or have been discovered and the associated exploration costs are capitalised as exploration and evaluation assets in assets under construction. These costs remain capitalised pending the evaluation of results and the determination of whether there are proved reserves.

The following conditions must be met for these exploration costs to remain capitalised:

•            Sufficient progress is being made in assessing the oil and gas resources, including assessing the economic and operating viability with regards to developing the property.

•            It has been determined that sufficient oil and gas resources or reserves exist which are economically viable based on a range of technical and commercial considerations to justify the capital expenditure required for the completion of the well as a producing well, either individually or in conjunction with other wells.

Progress in this regard is reassessed at each reporting date and is subject to technical, commercial and management review to ensure sufficient justification for the continued capitalisation of such qualifying exploration and evaluation expenditure as an exploration and evaluation asset as part of assets under construction. If both of the above conditions are not met or if information is obtained that raise substantial doubt about the economic or operating viability, the costs are charged to the income statement.

Exploratory wells and exploratory-type stratigraphic test wells can remain suspended on the statement of financial position for several years while additional activity including studies, appraisal, drilling and/or seismic work on the potential oil and gas field is performed or while the optimum development plans and timing are established in the absence of impairment indicators.

Coal mining

Coal mining exploration and evaluation expenditure is charged to the income statement until completion of a final feasibility study supporting proved and probable coal reserves. Expenditure incurred subsequent to proved and probable coal reserves being identified is capitalised as exploration assets in assets under construction.

Expenditure on producing mines or development properties is capitalised when excavation or drilling is incurred to extend reserves or further delineate existing proved and probable coal reserves. All development expenditure incurred after the commencement of production is capitalised to the extent that it gives rise to probable future economic benefits.

A unit is considered to be produced once it has been removed from underground and taken to the surface, passed the bunker and has been transported by conveyor over the scale of the shaft head. The calculation is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Inaccessible reserves are excluded from the calculation.

18           Long-term receivables and prepaid expenses

	2017	2016
for the year ended 30 June	Rm	Rm

Total long-term receivables	3 737	3 777
Short-term portion	(1 734)	(1 738)
	2 003	2 039
Long-term prepaid expenses	610	733
	2 613	2 772
Comprising:
Long-term receivables (interest-bearing) - joint operations	414	667
Long-term loans	1 589	1 372
	2 003	2 039

Impairment of long-term loans and receivables

Long-term loans and receivables that are not past their due date are not considered to be impaired, except in situations where they are part of individually impaired long-term loans and receivables.

19           Equity accounted investments

	2017	2016
for the year ended 30 June	Rm	Rm

Amounts recognised in the statement of financial position:
Investments in joint ventures and associates	11 813	13 118

	2017	2016
for the year ended 30 June	Rm	Rm
Business segmentation
Mining	1	4
Energy	8 603	9 879
Base Chemicals	3 038	3 235
Performance Chemicals	14	—
Group Functions	157	—
Total carrying value of equity accounted investments	11 813	13 118

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm
Amounts recognised in the income statement:
Share of profits of equity accounted investments, net of tax	1 071	509	2 057
share of profits	1 085	522	2 056
remeasurement items	(14)	(13)	1

Amounts recognised in the statement of cash flows:
Dividends received from equity accounted investments	1 539	887	2 812

There are no significant restrictions on the ability of the joint ventures or associate to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 8, to calculate the impairment.

Sasol Limited Group

lnvesting activities

(continued)

At 30 June, the group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2017	2016
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	7 480	8 622
Sasol Huntsman GmbH & co KG	Germany	Manufacturing of chemical products	50	925	974
Petronas Chemicals LDPE Sdn Bhd	Malaysia	Manufacturing and marketing of low-density polyethylene pellets	40	566	671
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	246	249

Sasol Chevron Holdings Limited	Bermuda	Marketing of Escravos GTL products	50	255	302

Associates
Petronas Chemicals Olefins Sdn Bhd*	Malaysia	Ethane and propane gas cracker	12	1 301	1 341
Escravos GTL (EGTL)**	Nigeria	GTL plant	10	757	850
Other equity accounted investments			Various	283	109
Carrying value of investments				11 813	13 118

*                 Although the group holds less than 20% of the voting power of Petronas Chemicals Olefins Sdn Bhd, the group exercises significant influence with regards to the management of the venture.

**          Although the group holds less than 20% of the voting power of EGTL, the group has significant influence with regards to the management and technical support to the plant.

Summarised financial information for the group’s share of equity accounted investments which are not material***

	2017	2016
for the year ended 30 June	Rm	Rm
Operating profit	449	285
Profit before tax	464	259
Taxation	(232)	(213)
Profit and total comprehensive income for the year	232	46

*** The financial information provided represents the group’s share of the results of the equity accounted investments.

	2017	2016
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	292	175
Authorised but not yet contracted for	573	756
Less: expenditure to the end of year	(281)	(323)
	584	608

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL is considered to be material as it is closely monitored and reported on to the decision makers and is considered to be a strategically material investment.

19           Equity accounted investments continued

Summarised financial information for the group’s material equity accounted investments

In accordance with the group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the group’s material joint venture. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

	Joint venture

	ORYX GTL Limited
	2017	2016
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	12 642	15 311
Current assets	4 288	5 713
Total assets	16 930	21 024
Other non-current liabilities	359	371
Deferred tax liability	41	75
Other current liabilities	1 171	2 982
Tax payable	25	—
Total liabilities	1 596	3 428
Net assets	15 334	17 596
Summarised income statement
Profit before tax	1 782	241
Taxation	1	703
Profit and total comprehensive income for the year	1 783	944
The group’s share of profits of equity accounted investment	839	463
49% share of profit before tax	873	118
Taxation*	(34)	345

Reconciliation of summarised financial information
Net assets at the beginning of the year	17 596	14 697
Profit before tax for the year	1 782	241
Taxation*	1	703
Foreign exchange differences	(2 017)	3 022
Dividends paid	(2 028)	(1 067)
Net assets at the end of the year	15 334	17 596
Carrying value of equity accounted investment	7 480	8 622
49% share of net assets, excluding taxation	7 546	8 622
100% share of tax liabilities*	(66)	—

*                 The group participates in the joint venture’s net assets (before tax) and pre-tax profits at 49%. With effect from 29 April 2017 as a result of change in tax regulations,  tax is levied only on Sasol’s share of profits and as a result any tax liability included in ORYX GTL’s results is included at 100% in our equity-accounted share of the joint venture’s financial results.

The year-end for ORYX GTL Limited is 31 December.

The carrying value of the investment represents the group’s interest in the net assets thereof.

Contingent liabilities

There were no contingent liabilities at 30 June 2017 relating to our joint ventures or associates.

Accounting policies:

The financial results of associates and joint ventures are included in the group’s results according to the equity method from acquisition date until the disposal date. Under the equity method, investments in associates and joint ventures are recognised initially at cost. Subsequent to the acquisition date, the group’s share of profits or losses of associates and joint ventures is charged to the income statement as equity accounted earnings and its share of movements in equity reserves is recognised as other comprehensive income or equity as appropriate. A joint venture is a joint arrangement in which the parties have joint control with rights to the net assets of the arrangement. An associate is an entity, other than a subsidiary, joint venture or joint operation, in which the group has significant influence, but no control or joint control, over financial and operating policies. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

Sasol Limited Group

lnvesting activities

(continued)

20           Interest in joint operations

At 30 June, the group’s interest in material joint operations were:

			% of equity owned
			2017	2016
Name	Country of incorporation	Nature of activities	Rm	Rm
Sasol Canada	Canada	Development of shale gas reserves and production and marketing of shale gas	50	50
Natref	South Africa	Refining of crude oil	64	64

The information provided is Sasol’s share of joint operations (excluding unincorporated joint operations) and includes intercompany transactions and balances.

	Sasol			Total	Total
	Canada	Natref	Other*	2017	2016
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	7 083	2 765	6 388	16 236	17 034
External current assets	1 042	307	539	1 888	3 321
Intercompany current assets	12	227	59	298	389
Total assets	8 137	3 299	6 986	18 422	20 744
Shareholders’ equity	6 430	207	2 256	8 893	10 062
Long-term liabilities	1 553	2 423	2 500	6 476	7 899
Interest-bearing current liabilities	—	476	323	799	399
Non-interest-bearing current liabilities	154	155	326	635	858
Intercompany current liabilities	—	38	1 581	1 619	1 526
Total equity and liabilities	8 137	3 299	6 986	18 422	20 744
Income statement
Turnover	560	1 802	1 420	3 782	3 717
Operating (loss)/profit(1)	(712)	365	2	(345)	(10 495)
Other expenses	(9)	(207)	(178)	(394)	(377)
Net (loss)/profit before tax	(721)	158	(176)	(739)	(10 872)
Taxation	—	(57)	7	(50)	(10)
Attributable (loss)/profit	(721)	101	(169)	(789)	(10 882)
Statement of cash flows
Cash flow from operations	575	743	115	1 433	1 385
Movement in working capital	(151)	154	187	190	(482)
Tax paid	—	(17)	3	(14)	(101)
Other expenses	—	(208)	(318)	(526)	(523)
Cash available from operations	424	672	(13)	1 083	279
Dividends paid	—	(170)	—	(170)	(139)
Cash retained from operations	424	502	(13)	913	140
Cash flow from investing activities(2)	51	(459)	(1 784)	(2 192)	(9 548)
Cash flow from financing activities	(476)	(10)	1 080	594	6 215
(Increase)/decrease in cash requirements	(1)	33	(717)	(685)	(3 193)

*            Includes our high-density polyethylene (HDPE) plant in North America, Central Térmica de Ressano Garcia (CTRG) and Sasol Wilmar Alcohol Industries (Lianyungang) Co Ltd.

(1)    2016 included the impairment of our Canadian shale gas assets of R9,9 billion (CAD880 million) which was due to lower gas prices in North America.

(2)    2016 included the impact of settlement of funding commitments on the Canadian asset.

At 30 June 2017, the group’s share of the total capital commitments of joint operations amounted to R992 million (2016 — R2 066 million).

21                        Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside of South Africa. The following table presents each of the group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June.

There are no significant restrictions on the ability of the group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

Country of			% of equity owned		Investment at cost (Rm)(1)
Name	incorporation	Nature of activities	2017	2016	2017	2016
Significant operating subsidiaries
Direct
Sasol Mining Holdings (Pty) Ltd	South Africa	Holding company of the group’s mining interests	100	100	8 638	8 636
Sasol Technology (Pty) Ltd	South Africa	Engineering services, research and development and technology transfer	100	100	316	1 552
Sasol Financing (Pty) Ltd	South Africa	Management of cash resources, investments and procurement of loans (for South African operations)	100	100	5 479	*
Sasol Investment Company (Pty) Ltd	South Africa	Holding company for foreign investments	100	100	54 665	51 185
Sasol South Africa (Pty) Ltd(2)	South Africa	Integrated petrochemicals and energy company	100	100	19 704	19 043
Sasol Middle East and India (Pty) Ltd	South Africa	Develop and implement international GTL and CTL ventures	100	100	10 094	10 087
Sasol Gas (Pty) Ltd(3)	South Africa	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	—	100	—	48
Sasol Africa (Pty) Ltd	South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100	7 270	7 270
Sasol Oil (Pty) Ltd	South Africa	Marketing of fuels and lubricants	75	75	651	617
Sasol New Energy Holdings (Pty) Ltd	South Africa	Developing lower-carbon energy solutions	100	100	1 545	1 545

*                 Nominal amount.

(1)         The cost of these investments represents the holding company’s investment in the subsidiaries, which eliminate on consolidation.

(2)         Sasol Limited holds 97% interest in Sasol South Africa (Pty) Ltd. The remaining 3% interest is held by other subsidiaries in the group.

(3)         As from 30 June 2017 the Sasol Gas (Pty) Ltd investment is held by Sasol South Africa (Pty) Ltd.

Sasol Limited Group

lnvesting activities

(continued)

	Country of		% of equity owned
Name	incorporation	Nature of activities	2017	2016
Significant operating subsidiaries
Indirect
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (Rompco)*	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	50
Sasol Financing International Limited	South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100	100
Sasol Gas (Pty) Ltd(1)	South Africa	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100	—
Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100	100
Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	100
Sasol Mining (Pty) Ltd	South Africa	Coal mining activities	90	90
Sasol Canada Holdings Limited	Canada	Exploration, development, production, marketing and distribution of natural oil and gas and associated products in Canada	100	100
Sasol Chemicals (USA) LLC	United States of America	Production, marketing and distribution of chemical products	100	100

*                 Through contractual arrangements Sasol exercises control over the relevant activities of Rompco.

(1)         As from 30 June 2017 the Sasol Gas (Pty) Ltd investment is held by Sasol South Africa (Pty) Ltd.

Our other interests in subsidiaries are not considered significant.

Non-controlling interests

The group has a number of subsidiaries with non-controlling interests, however none of them were material to the financial statements.

Guarantees

Sasol Limited has guaranteed the fulfilment of various subsidiaries’ obligations in terms of contractual agreements. The group has guaranteed the borrowing facilities and banking arrangements of certain of its subsidiaries.

Areas of judgement:

The disclosure of subsidiaries is based on materiality taking into account the contribution to turnover, assets of the group, and the way the business is managed and reported on.

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve.

Working capital

22                                  Inventories

Carrying value

	2017	2016
for the year ended 30 June	Rm	Rm
Crude oil and other raw materials	3 521	3 699
Process material	1 794	1 459
Maintenance materials	5 201	4 907
Work in progress	2 044	2 140
Manufactured products	12 629	11 260
Consignment inventory	185	333
	25 374	23 798
Business segmentation
Mining	1 514	1 387
Exploration and Production International	155	202
Energy	6 912	5 947
Base Chemicals	5 975	5 628
Performance Chemicals	10 762	10 579
Group Functions	56	55
Total operations	25 374	23 798

The impact of lower crude oil and chemical product prices has resulted in a net realisable value write-down of R470 million in 2017 (2016 – R344 million).

Inventories with a carrying value of R3 165 million (2016 – R3 181 million) are encumbered. Inventory of R3 015 million (2016 – R3 181 million) is held at net realisable value.

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes, are usually produced as a consequence of the main product stream, and are immaterial to the group. Revenue from sale of by-products is offset against the cost of the main products.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

Sasol Limited Group

23                                  Trade and other receivables

	2017	2016
for the year ended 30 June	Rm	Rm
Trade receivables	20 982	20 752
Other receivables*	3 759	4 262
Related party receivables — equity accounted investments	92	1 009
Impairment of trade receivables	(158)	(183)
Trade and other receivables	24 675	25 840
Duties recoverable from customers	412	554
Prepaid expenses	1 133	702
Value added tax	1 421	1 330
	27 641	28 426

*            Other receivables include short-term portion of long-term receivables, cell captive and insurance related receivables, receivables related to exploration activities and employee-related receivables.

Credit risk exposure in respect of trade receivables is analysed as follows:

	Carrying value	Impairment	Carrying value	Impairment
	2017	2017	2016	2016
for the year ended 30 June	Rm	Rm	Rm	Rm
Age analysis of trade receivables
Not past due date	19 537	5	19 428	—
Past due 0 – 30 days	1 073	7	794	4
Past due 31 – 150 days	197	6	283	16
Past due 151 days – one year	22	10	83	22
More than one year**	153	130	164	141
	20 982	158	20 752	183

**     More than one year relates to long outstanding balances for specific customers who have exceeded their contractual repayment terms.

Impairment of trade receivables

Trade receivables that are not past their due date are not considered to be impaired, except where they are part of individually impaired trade receivables. The individually impaired trade receivables mainly relate to certain customers who are trading in difficult economic circumstances.

No individual customer represents more than 10% of the group’s trade receivables.

Fair value of trade receivables

The carrying value approximates fair value because of the short period to maturity of these instruments.

Collateral

The group holds no collateral over the trade receivables which can be sold or pledged to a third party.

	2017	2016
	Rm	Rm
Business segmentation
Mining	422	308
Exploration and Production International	743	762
Energy	8 323	8 212
Base Chemicals	5 562	5 817
Performance Chemicals	9 793	9 945
Group Functions	2 798	3 382
Total operations	27 641	28 426

Accounting policies:

Trade and other receivables are recognised initially at fair value and subsequently stated at amortised cost using the effective interest rate method, less impairment losses.

24                                  Trade and other payables

	2017	2016
for the year ended 30 June	Rm	Rm
Trade payables	11 941	12 178
Capital project related payables*	11 883	9 482
Accrued expenses	2 220	1 899
Related party payables	87	133
third parties	18	51
equity accounted investments	69	82

Trade payables	26 131	23 692
Other payables**	6 068	6 054
Duties payable to revenue authorities	4 004	3 264
Value added tax	197	307
	36 400	33 317

*                 The increase in capital project related payables relate to the Lake Charles Chemicals Project.

**          Other payables includes employee-related payables.

No individual vendor represents more than 10% of the group’s trade payables.

Fair value of trade and other payables

The carrying value approximates fair value because of the short period to settlement of these obligations.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

25                                  (Increase)/decrease in working capital

	2017	2016	2015
	Rm	Rm	Rm

(Increase)/decrease in inventories	(3 214)	1 125	3 764
(Increase)/decrease in trade receivables	(346)	2 849	2 770
Increase/(decrease) in trade payables	1 393	(2 274)	(1 173)
(Increase)/decrease in working capital	(2 167)	1 700	5 361

Sasol Limited Group

Working capital

(continued)

Cash management

26                                  Cash and cash equivalents

		2017	2016
for the year ended 30 June	Note	Rm	Rm
Cash restricted for use		1 803	2 331
Cash		27 643	49 985
Cash and cash equivalents		29 446	52 316
Bank overdraft		(123)	(136)
Per the statement of cash flows		29 323	52 180
Cash by currency
Rand		14 037	13 437
Euro		2 994	7 323
US Dollar		10 605	28 376
Other currencies		1 687	3 044
		29 323	52 180
Cash restricted for use
In trust	26.1	447	331
In respect of joint operations	26.2	559	1 538
Other	26.3	797	462
		1 803	2 331

Included in cash restricted for use:

26.1                        Cash held in trust is restricted for use and held in escrow. Includes R322 million (2016 — R315 million) for the rehabilitation of various sites.

26.2                        Cash in respect of joint operations can only be utilised for the business activities of the joint operations. This includes Sasol’s interests in the high-density polyethylene (HDPE) plant in North America of R85 million (2016 - R565 million); in the Canadian shale gas asset of R117 million (2016 - R545 million) and the Sasol gas pipeline in Mozambique of R263 million (2016 - R239 million). The decrease from prior year relates mainly to progress made on the construction of the HDPE plant, as well as further optimisation of the capital profile of the Canadian shale gas asset.

26.3                        Other cash restricted for use includes deposits for future abandonment site obligations and decommissioning of pipelines, as well as cash deposits serving as collateral for bank guarantees.

Fair value of cash and cash equivalents

The carrying value of cash and cash equivalents approximates fair value due to the short-term maturity of these instruments.

Accounting policies:

Cash and cash equivalents comprises cash on hand, cash restricted for use, bank overdraft, demand deposits and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which is deemed to be fair value. Bank overdrafts are offset against cash and cash equivalents in the statement of cash flows.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the group, including amounts held in escrow, trust or other separate bank accounts.

27                                  Cash generated by operating activities

		2017	2016	2015
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	28	46 236	52 973	56 422
(Increase)/decrease in working capital	25	(2 167)	1 700	5 361
		44 069	54 673	61 783

28                                  Cash flow from operations

Operating profit		31 705	24 239	46 549
Adjusted for
share of profits of equity accounted investments	19	(1 071)	(509)	(2 057)
equity-settled share-based payment	34	463	123	501
depreciation and amortisation		16 204	16 367	13 567
effect of remeasurement items	8	1 616	12 892	807
movement in long-term provisions
income statement charge	30	228	2 687	(2 239)
utilisation	30	(969)	(1 754)	(1 545)
movement in short-term provisions		(215)	(2 378)	(716)
movement in post-retirement benefits		356	402	129
translation effects		(11)	581	1 012
write-down of inventories to net realisable value		470	344	249
movement in financial assets and liabilities		(3 120)	698	—
movement in other receivables and payables		50	157	—
other non-cash movements		530	(876)	165
		46 236	52 973	56 422

29                                  Dividends paid

Final dividend — prior year	5 650	7 140	8 376
Interim dividend — current year	2 978	3 540	4 363
	8 628	10 680	12 739
Forecast cash flow on final dividend — current year	4 844	5 650	7 135

The forecast cash flow on the final dividend is calculated based on the net number of Sasol ordinary shares in issue at 30 June 2017 of 651,4 million. The actual dividend payment will be determined on the record date of 30 September 2017.

Sasol Limited Group

Cash managament

(continued)

Provisions

30                                  Long-term provisions

	Environmental	Share- based payments*	Other	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
2017
Balance at beginning of year	17 128	2 515	2 230	21 873
Capitalised in property, plant and equipment and assets under construction	742	—	—	742
Long-term incentive scheme converted to equity settled (note 34)	—	(645)	—	(645)
Reduction in rehabilitation provision capitalised**	(2 153)	—	—	(2 153)
Reclassification from other liabilities	—	—	8	8
Per the income statement	339	(237)	126	228
additional provisions and changes to existing provisions	493	(237)	131	387
reversal of unutilised amounts	(180)	—	(5)	(185)
effect of change in discount rate	26	—	—	26
Notional interest	824	—	10	834
Utilised during year (cash flow)	(164)	(748)	(57)	(969)
Foreign exchange differences recognised in income statement	(662)	—	(71)	(733)
Translation of foreign operations	(338)	—	(68)	(406)
Balance at end of year	15 716	885	2 178	18 779

	Environmental	Share- based payments	Other	Total
for the year ended 30 June	Rm	Rm	Rm	Rm
Long-term provisions
2016
Balance at beginning of year	11 022	3 529	1 873	16 424
Capitalised in property, plant and equipment and assets under construction	2 707	—	—	2 707
Reduction in capitalised rehabilitation provision	(94)	—	—	(94)
Disposals	(44)	—	(312)	(356)
Reclassification from other liabilities	—	—	130	130
Per the income statement	1 946	371	370	2 687
additional provisions and changes to existing provisions	946	371	385	1 702
reversal of unutilised amounts	(77)	—	(14)	(91)
effect of change in discount rate	1 077	—	(1)	1 076
Notional interest	648	—	9	657
Utilised during year (cash flow)	(242)	(1 385)	(127)	(1 754)
Foreign exchange differences recognised in income statement	759	—	106	865
Translation of foreign operations	426	—	181	607
Balance at end of year	17 128	2 515	2 230	21 873

*            Refer note 33 for accounting policies and areas of judgement used in calculating the share-based payment provision (cash settled).

**     In 2017, reduction in rehabilitation capitalised, relates to a reassessment of our provision based on legislation changes, discount rates and new rehabilitation methods which resulted in a reduction of R2,1 billion.

Sasol Limited Group

		2017	2016
for the year ended 30 June	Note	Rm	Rm
Expected timing of future cash flows
Within one year		2 131	3 063
One to five years		4 196	3 993
More than five years		12 452	14 817
		18 779	21 873
Short-term portion	31	(2 131)	(3 063)
Long-term provisions		16 648	18 810
Estimated undiscounted obligation*		102 729	119 366

*            In 2017, we re-assessed our provision based on legislation changes and new rehabilitation methods which resulted in a reduction of the undiscounted obligation.

Business segmentation
Mining	1 573	1 695
Exploration and Production International	5 857	8 083
Energy	3 091	3 949
Base Chemicals	3 104	2 379
Performance Chemicals	2 224	2 185
Group Functions	799	519
Total operations	16 648	18 810

Environmental provisions

In accordance with the group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises, representing the estimated actual cash flows in the period in which the obligation is settled.

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

The total environmental provision at 30 June 2017 amounted to R15 716 million (2016 — R17 128 million). In line with the requirements of the legislation of South Africa, the utilisation of certain investments is restricted for mining rehabilitation purposes. These investments amounted to R582 million (2016 — R543 million). In addition, guarantees of R497 million (2016 — R497 million) and indemnities of R541 million (2016 — R541 million) are in place from Sasol Financing and other financial institutions. Restricted cash of R322 million (2016 — R315 million) is held in escrow, primarily for the purpose of rehabilitation.

The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2017	2016
for the year ended 30 June	%	%
South Africa	7,3 to 8,6	7,7 to 8,8
Europe	0,0 to 1,5	0,0 to 0,8
United States of America	1,3 to 2,6	0,7 to 1,9
Canada	0,9 to 2,5	0,9 to 1,9

	2017	2016
for the year ended 30 June	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(2 983)	(3 460)
amount capitalised to property, plant and equipment	(1 646)	(2 059)
income recognised in income statement	(1 337)	(1 401)
Decrease in the discount rate	4 114	4 723
amount capitalised to property, plant and equipment	2 272	2 757
expense recognised in income statement	1 842	1 966

31                                  Short-term provisions

		2017	2016
for the year ended 30 June	Note	Rm	Rm
Other provisions		522	825
Short-term portion of
long-term provisions	30	2 131	3 063
post-retirement benefit obligations	32	354	358
		3 007	4 246

Accounting policies:

Long-term provisions are determined by discounting the expected future cash flows using a pre-tax discount rate to their present value. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Termination benefits are recognised as a liability at the earlier of the date of recognition of restructuring costs or when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations.

It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group’s financial position, liquidity or cash flow.

32                        Post-retirement benefit obligations

		2017	2016
for the year ended 30 June	Note	Rm	Rm
Post-retirement healthcare benefits	32.1
South Africa		3 921	3 690
United States of America		242	304
		4 163	3 994
Net pension benefits	32.2
South Africa — post-retirement benefit asset		(622)	(614)
Foreign — post-retirement benefit obligation		7 260	9 067
		6 638	8 453
Total post-retirement benefit assets		(622)	(614)

Sasol Limited Group

Provisions

(continued)

	2017	2016
for the year ended 30 June	Rm	Rm
Total post-retirement benefit obligations	11 423	13 061
Less short-term portion
post-retirement healthcare benefits	(178)	(166)
pension benefits	(176)	(192)
Total long-term post-retirement benefit obligations	11 069	12 703

The group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical coverage provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded.

Accounting policies:

The group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which the related services are rendered by the employee.

The group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to members in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

•                             when the plan amendment or curtailment occurs; and

•                             when the group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling is determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

	Healthcare benefits	Pension benefits
Last actuarial valuation — South Africa	31 March 2017	31 March 2017
Last actuarial valuation — United States of America	30 April 2017	30 April 2017
Last actuarial valuation — Europe	n/a	30 April 2017
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

32                        Post-retirement benefit obligations continued

	South Africa				United States of America				Europe
	2017		2016		2017		2016		2017	2016
at valuation date	%		%		%		%		%	%
Healthcare cost inflation
initial	7,5		7,5		7,0	*	7,0	*	n/a	n/a
ultimate	7,5		7,5		5,5	*	5,5	*	n/a	n/a
Discount rate — post-retirement medical benefits	9,8		9,9		3,5		3,2		n/a	n/a
Discount rate — pension benefits	10,1		9,8		2,7		2,5		1,9	1,7
Pension increase assumption	5,2		4,9		n/a	**	n/a	**	1,8	1,8
Average salary increases	5,5	+	5,5	+	4,2		4,2		2,8	2,8
Weighted average duration of the obligation — post-retirement medical obligation	15 years		17 years		9 years		9 years		n/a	n/a
Weighted average duration of the obligation — pension obligation	13 years		14 years		14 years		15 years		18 years	19 years

Assumptions regarding future mortality are based on published statistics and mortality tables.

*                 The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**          There are no automatic pension increases for the United States pension plan.

+                 In line with our low oil price Response Plan, forecasted salary increases are linked to inflation.

32.1              Post-retirement healthcare benefits

Reconciliation of projected benefit obligation to the amount recognised in the statement of financial position

	South Africa		United States of America		Total
	2017	2016	2017	2016	2017	2016
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation	3 921	3 690	242	304	4 163	3 994
Less short-term portion	(159)	(144)	(19)	(22)	(178)	(166)
Non-current post-retirement healthcare obligation	3 762	3 546	223	282	3 985	3 828

Sasol Limited Group

Provisions

(continued)

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2017	2016	2017	2016	2017	2016
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	3 690	4 054	304	249	3 994	4 303
Movements recognised in the income statement:	414	405	19	20	433	425
current service cost	59	77	11	10	70	87
interest cost	357	354	8	10	365	364
curtailments and settlements(1)	(2)	(26)	—	—	(2)	(26)
Actuarial (gains)/losses recognised in other comprehensive income:	(32)	(632)	(21)	4	(53)	(628)
arising from changes in financial assumptions	54	(483)	(8)	14	46	(469)
arising from changes in demographic assumptions	—	—	1	2	1	2
arising from changes in actuarial experience	(86)	(149)	(14)	(12)	(100)	(161)
Benefits paid	(151)	(137)	(24)	(25)	(175)	(162)
Translation of foreign operations	—	—	(36)	56	(36)	56
Total post-retirement healthcare obligation at end of year	3 921	3 690	242	304	4 163	3 994

(1)         Amount represents employees who were offered voluntary retrenchment packages in terms of the Business Performance Enhancement Programme and Response Plan initiatives.

Sensitivity analysis

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2017	2016	2017		2016
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:
Increase in the healthcare cost inflation	594	571	—	*	—	*
Decrease in the healthcare cost inflation	(487)	(467)	—	*	—	*
Increase in the discount rate	(472)	(453)	(20)		(25)
Decrease in the discount rate	584	561	24		30
Increase in the pension increase assumption	145	138	—	*	—	*
Decrease in the pension increase assumption	(183)	(174)	—	*	—	*

*                 A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. There are no automatic pension increases for the United States pension plan.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Healthcare cost inflation risk

Healthcare cost inflation is CPI inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

32                       Post-retirement benefit obligations continued

32.1             Post-retirement healthcare benefits continued

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

32.2              Pension benefits

South African operations

Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 1956. Included in the fund assets are 2 253 108 Sasol ordinary shares valued at R826 million at year-end (2016 — 2 253 108 Sasol ordinary shares valued at R895 million) purchased under terms of an approved investment strategy.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the company to determine its share, if any, of any unfunded vested benefits.

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2017	2016	2017	2016
at 30 June	%	%	%	%
Equities	53	55	44	43
resources	5	5	7	8
industrials	2	3	5	5
consumer discretionary	14	12	5	5
consumer staples	13	15	3	4
healthcare	4	5	5	5
information technologies	3	3	9	6
telecommunications	2	2	2	1
financials (ex real estate)	10	10	8	9
Fixed interest	10	10	44	45
Direct property	16	14	7	7
Listed property	7	8	—	—
Cash and cash equivalents	3	2	—	—
Third party managed assets	11	11	—	—
Other	—	—	5	5
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

Sasol Limited Group

Provisions

(continued)

Investment strategy

The investment objectives of the group’s pension plans are designed to generate returns that will enable the plans to meet their future obligations as well as returns greater than their policy benchmark reflecting the target weights of the asset classes used in its targeted strategic asset allocation. The precise amount for which these obligations will be settled depends on future events, including the life expectancy of the plan’s members and salary inflation. The obligations are estimated using actuarial assumptions, based on the current economic environment.

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa(1)		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	35	55	25	65
foreign	5	25	—	25
Fixed interest	5	25	20	65
Property	10	25	—	20
Other	—	15	—	20

(1)         Members of the scheme have a choice of four investment portfolios. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted. The total assets of the fund under these investment portfolios are R137 million, R46 762 million, R707 million and R471 million for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2017	2016	2017	2016	2017	2016
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded)	46 508	44 823	2 913	3 208	49 421	48 031
defined benefit portion	19 200	18 290	2 913	3 208	22 113	21 498
defined benefit option for defined contribution members	27 308	26 533	—	—	27 308	26 533

Plan assets	(48 340)	(46 752)	(2 514)	(2 439)	(50 854)	(49 191)
defined benefit portion	(21 669)	(20 691)	(2 514)	(2 439)	(24 183)	(23 130)
defined benefit option for defined contribution members	(26 671)	(26 061)	—	—	(26 671)	(26 061)
Projected benefit obligation (unfunded)	—	—	6 861	8 298	6 861	8 298
Asset not recognised due to asset limitation	1 210	1 315	—	—	1 210	1 315
Net liability/(asset) recognised	(622)	(614)	7 260	9 067	6 638	8 453

The decrease of R105 million in the asset limitation (2016 — R749 million) was recognised as a gain in other comprehensive income.

	South Africa		Foreign		Total
	2017	2016	2017	2016	2017	2016
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Pension asset	(622)	(614)	—	—	(622)	(614)
Pension benefit obligation	—	—	7 260	9 067	7 260	9 067
long-term portion	—	—	7 084	8 875	7 084	8 875
short-term portion	—	—	176	192	176	192
Net liability/(asset)	(622)	(614)	7 260	9 067	6 638	8 453

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members. Accordingly, the obligation recognised for the defined contribution members exceeds their related asset.

32                       Post-retirement benefit obligations continued

32.2             Pension benefits continued

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R622 million (2016 — R614 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

Reconciliation of projected benefit obligation

	South Africa		Foreign		Total
	2017	2016	2017	2016	2017	2016
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	44 823	42 473	11 506	8 142	56 329	50 615
Movements recognised in income statement:	5 277	4 602	587	606	5 864	5 208
current service cost	927	965	370	354	1 297	1 319
past service cost	—	—	21	13	21	13
interest cost	4 350	3 640	196	232	4 546	3 872
curtailments and settlements	—	(3)	—	7	—	4
Actuarial (gains)/losses recognised in other comprehensive income:	(1 803)	(1 004)	(931)	1 536	(2 734)	532
arising from changes in demographic assumptions	—	—	(3)	1	(3)	1
arising from changes in financial assumptions	(1 803)	(1 004)	(971)	1 564	(2 774)	560
arising from change in actuarial experience	—	—	43	(29)	43	(29)
Member contributions	411	679	—	—	411	679
Benefits paid	(2 200)	(1 927)	(304)	(474)	(2 504)	(2 401)
Translation of foreign operations	—	—	(1 084)	1 696	(1 084)	1 696
Projected benefit obligation at end of year	46 508	44 823	9 774	11 506	56 282	56 329

unfunded obligation*	—	—	6 861	8 298	6 861	8 298
funded obligation	46 508	44 823	2 913	3 208	49 421	48 031

*                 Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value (2017 — R268 million; 2016 — R344 million). A decrease of R50 million (2016 — increase of R63 million) has been recognised as a loss in other comprehensive income in respect of the reimbursive right.

Sasol Limited Group

Provisions

(continued)

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2017	2016	2017	2016	2017	2016
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm

Fair value of plan assets at beginning of year	46 752	43 629	2 439	2 076	49 191	45 705
Movements recognised in income statement:	4 407	3 686	58	65	4 465	3 751
interest income	4 535	3 734	58	65	4 593	3 799
interest on asset limitation	(128)	(48)	—	—	(128)	(48)
Actuarial (losses)/gains recognised in other comprehensive income:	(1 930)	(218)	202	(69)	(1 728)	(287)
arising from return on plan assets (excluding interest income)	(1 930)	(218)	202	(69)	(1 728)	(287)
Plan participant contributions*	411	679	—	—	411	679
Employer contributions*	900	903	265	263	1 165	1 166
Benefit payments	(2 200)	(1 927)	(165)	(325)	(2 365)	(2 252)
Translation of foreign operations	—	—	(285)	429	(285)	429
Fair value of plan assets at end of year	48 340	46 752	2 514	2 439	50 854	49 191

Actual return on plan assets	2 477	3 468	260	(4)	2 737	3 464

* Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions for the 2018 financial year.

	South Africa	Foreign
	Rm	Rm

Pension contributions	987	255

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2017	2016	2017		2016
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	15	16	416		502
Decrease in average salaries increase assumption	(14)	(14)	(353)		(427)
Increase in the discount rate	(1 552)	(1 519)	(1 507)		(1 726)
Decrease in the discount rate	2 494	1 818	1 989		2 291
Increase in the pension increase assumption	2 538	1 862	956	*	1 066	*
Decrease in the pension increase assumption	(1 622)	(1 588)	(731	)*	(802	)*

*       This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

33           Cash-settled share-based payment provision

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm

During the year, the following share-based payment expenses were recognised in the income statement relating to cash-settled arrangements (refer to note 34 for the equity-settled share-based payment disclosure):

Share-based payment expense — movement in long-term provisions
Sasol Share Appreciation Rights Scheme	(342)	(180)	(1 634)
Share Appreciation Rights with no corporate performance targets (CPTs)	(110)	50	(436)
Share Appreciation Rights with corporate performance targets (CPTs)	(232)	(230)	(1 198)
Sasol Long-term Incentive Scheme(1)	105	551	252
	(237)	371	(1 382)

(1)         On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share-based payment scheme.

Sasol’s share price decreased by 8% over the financial year to a closing price on 30 June 2017 of R366,50. This has resulted in a R237 million credit being recognised in the current year.

Sasol Share Appreciation Rights Scheme (closed since 2013)

The maximum number of rights to be issued under the cash-settled Sasol Share Appreciation Rights Scheme (SARs) and the cash-settled Sasol Long-term Incentive Scheme (LTIs) shall not at any time exceed 69 million shares/rights. The maximum number of shares issued under the equity-settled LTI scheme (2016)may not exceed 32,5 million representing 5% of Sasol Limited’s issued share capital at the time of approval.

	2017	2016
Total rights/units granted	Number	Number
Share Appreciation Rights	11 401 116	13 610 058
Long-term Incentive Units(2)	—	5 994 481
	11 401 116	19 604 539

(2)         On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share-based payment scheme.

The SAR Scheme allows eligible senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of SARs to exercise of such vested rights. No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol SAR Scheme are settled in cash.

The offer price of these appreciation rights equals the closing market price of the underlying shares on the trading day immediately preceding the granting of the right. The fair value of the cash-settled liability is calculated at each reporting date. On resignation, SARs which have not yet vested lapse and SARs which have vested may be exercised at the employee’s election before their last day of service. On death, all appreciation rights vest immediately and the deceased’s estate has a period of 12 months to exercise these rights. On retrenchment or retirement, all appreciation rights vest immediately and the employee has a period of 12 months to exercise these rights.

It is group policy that employees should not deal in Sasol Limited securities (and this is extended to the Sasol SARs) for the periods from 1 January for half year-end and 1 July for year-end until two days after publication of the results and at any other time during which they have access to price sensitive information.

	2017					2016
	SARs with no CPTs	SARs with CPTs	Long-term Incentives		Total	SARs with no CPTs	SARs with CPTs	Long-term Incentives		Total
	Rm	Rm	Rm		Rm	Rm	Rm	Rm		Rm
Per statement of financial position at 30 June	153	732	—		885	330	1 014	1 171		2 515
Total intrinsic value of rights vested, but not yet exercised	122	181	—	*	303	251	292	—	**	543

*                 All LTIs were converted to equity-settled on 25 November 2016.

**          Before conversion to equity-settled, LTIs were automatically settled in cash upon vesting.

Sasol Limited Group

Provisions

(continued)

Share-based payment expense is calculated based on the following assumptions at 30 June 2017 for the SARs and at conversion/grant date for the LTIs:

		2017			2016
		SARs with no CPTs	SARs with CPTs	Long-term Incentives	SARs with no CPTs	SARs with CPTs	Long-term Incentives
Model		Binomial tree	Binomial tree	Monte-Carlo	Binomial tree	Binomial tree	Monte-Carlo
Risk-free interest rate	(%)	7,03 - 8,75	7,03 - 8,75	7,03 - 9,22	6,99 - 8,81	6,99 - 8,81	6,99 - 8,81
Expected volatility	(%)	20,86	24,45	29,87	39,49	38,93	38,95
Expected dividend yield	(%)	3,42	3,42	3,42	3,81	3,81	3,81
Expected forfeiture rate	(%)	*	9,00	3,00 - 5,00	14,00	9,00	5,00
Vesting period — SARs issued between 2009 – 2011		2, 4, 6 years	2, 4, 6 years	—	2, 4, 6 years	2, 4, 6 years	—
Vesting period — LTIs		—	—	3 years**	—	—	3 years
Vesting period — SARs issued between 2012 – 2014		—	3, 4, 5 years	—	—	3, 4, 5 years	—

*                 All SARs with no CPTs have vested and therefore no forfeiture is applied.

**          On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share scheme.

The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Accounting policies:

The cash-settled schemes allow certain senior employees the right to participate in the performance of the Sasol Limited share price, in return for services rendered, through the payment of cash incentives which are based on the market price of the Sasol Limited share. The vested portion of these rights are recognised as a liability at fair value, at each reporting date, in the statement of financial position until the date of settlement. The unvested portion is at each reporting date, in the statement of financial position until the date of settlement and employee costs are recognised over the period that the employees provide services to the company.

Areas of judgement:

Fair value is measured using the Binomial tree and Monte-Carlo option pricing models where applicable. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations such as volatility, dividend yield and the vesting period. The fair value takes into account the terms and conditions on which these incentives are granted and the extent to which the employees have rendered service to the reporting date.

Reserves

34           Share-based payment reserve

		2017	2016	2015
for the year ended 30 June	Note	Rm	Rm	Rm
During the year, the following share-based payment expense was recognised in the income statement relating to the equity-settled share-based payment scheme:
Equity-settled — recognised directly in equity		463	123	501
Sasol Share Incentive Scheme	34.1	—	—	—
Sasol Inzalo share transaction(1)	34.2	76	123	501
Long-term incentives(2)	34.3	387	—	—

(1)         Included in the equity-settled share-based payment charge for 2015 is a once-off charge of R280 million relating to the partial refinancing of the Sasol Inzalo transaction. The refinancing was accounted for as a modification to the equity-settled share-based payment arrangement.

(2)         On 25 November 2016, the cash-settled LTI scheme was converted to an equity-settled share scheme.

Equity-settled share incentive schemes

34.1        The Sasol Share Incentive Scheme (expired)

In 1988, the shareholders approved the implementation of the Sasol Share Incentive Scheme, which expired in December 2015. Following the introduction of the Sasol Share Appreciation Rights Scheme in March 2007, no further options were issued in terms of the Sasol Share Incentive Scheme.

Movements in the number of options outstanding	Number of share options	Weighted average exercise price Rand
Balance at 30 June 2014	858 950	235,63
Options converted to shares	(544 550)	(233,84)
Options lapsed	(7 500)	(218,81)
Balance at 30 June 2015	306 900	239,20
Options converted to shares	(294 800)	(238,97)
Options lapsed	(12 100)	(244,71)
Balance at 30 June 2016	—	—
Options converted to shares	—	—
Options lapsed	—	—
Balance at 30 June 2017	—	—

	2017	2016	2015
for year ended 30 June	Rand	Rand	Rand
Average market price of options exercised during year	—	422,69	465,93

34.2        The Sasol Inzalo share transaction

In May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based black economic empowerment (BEE) transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited’s issued share capital before the implementation of this transaction to its employees and a wide spread of BEE participants. The transaction was introduced to assist Sasol, as a major participant in the South African economy, in meeting its empowerment objectives.

The structures of Sasol Inzalo will unwind in June and September 2018. The structures were funded with preference share funding at inception of Inzalo (except for the Black Public Cash Offer). The preference share funding in the Inzalo structures are secured and will require the sale of Sasol preferred ordinary shares to repay the preference share funding.

Sasol Limited Group

		%		Value of shares issued
Components of the transaction	Participants	allocated	Number of shares	Rm
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust	Sasol Management and Employees	4,0	25,2 million Sasol ordinary shares	9 235
The Sasol Inzalo Foundation	The Sasol Inzalo Foundation	1,5	9,5 million Sasol ordinary shares	3 463
Selected Participants	Selected Participants	1,5	9,5 million Sasol preferred ordinary shares	3 463
Black Public Invitations	Black Public	3,0	16,1 million Sasol preferred ordinary shares and 2,8 million Sasol BEE ordinary shares	6 927
		10,0		23 088

	Share-based payment expense recognised
	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm
Black Public Funded Invitation(1)	—	—	280
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(2)	76	123	221
	76	123	501

(1)         Includes a share-based payment expense of R280 million in 2015; relating to the partial refinancing of the Sasol Inzalo transaction.

(2)         The unrecognised share-based payment expense related to non-vested Employee and Management Trusts’ share rights, expected to be recognised over a weighted average period of 0,92 years amounted to R34 million at 30 June 2017 (2016 – R111 million; 2015 – R234 million).

for the year ended 30 June 2017	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations
Shares and share rights granted	60 614 266	23 914 500	9 461 882	8 387 977	18 849 907
already vested	58 222 816	21 523 050	9 461 882	8 387 977	18 849 907
within one year	2 391 450	2 391 450	—	—	—
Shares and share rights forfeited and unallocated	2 464 948	1 317 186	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

for the year ended 30 June 2016	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations
Shares and share rights granted	60 747 265	24 047 499	9 461 882	8 387 977	18 849 907
already vested	55 937 765	19 237 999	9 461 882	8 387 977	18 849 907
within two years	4 809 500	4 809 500	—	—	—
Shares and share rights forfeited and unallocated	2 331 949	1 184 187	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

34                        Share-based payments reserve continued

34.2              The Sasol Inzalo share transaction continued

No further shares and share rights have been granted in terms of the Sasol Inzalo Employee and Management and the Selected Participant and the Black Public Invitations. The share-based payment expense recognised in the current year relates to share rights granted in previous years and is calculated based on the assumptions applicable to the year in which the share rights were granted.

at 30 June 2015	Total	i) Employee and Management Trusts	ii) Sasol Inzalo Foundation	iii) Selected Participants	iv) Black Public Invitations
Shares and share rights granted	60 940 615	24 240 849	9 461 882	8 387 977	18 849 907
already vested	53 668 360	16 968 594	9 461 882	8 387 977	18 849 907
within three years	7 272 255	7 272 255	—	—	—
Shares and share rights forfeited and unallocated	2 138 599	990 837	—	1 073 905	73 857
	63 079 214	25 231 686	9 461 882	9 461 882	18 923 764

Movements in the number of shares and share rights granted	Number of shares/ share rights	Estimated strike price value Rand***	Weighted average remaining life Years
Sasol Inzalo Employee and Management Trusts
Balance at 30 June 2014	24 519 672	666,27	4,0
Share rights forfeited	(278 823)
Balance at 30 June 2015	24 240 849	735,73	3,0
Share rights forfeited	(193 350)
Balance at 30 June 2016	24 047 499	814,91	2,0
Share rights forfeited	(132 999)
Balance at 30 June 2017	23 914 500	905,10	1,0
Sasol Inzalo Foundation*
Balance at 30 June 2017	9 461 882	—	1,2
Selected Participants**
Balance at 30 June 2017	9 461 882	480,40	1,0
Black Public Invitations**
Balance at 30 June 2017	18 923 764	456,30	1,0

*                               The Sasol Limited Board approved that the repurchase right will not be exercised at the end of the scheme.

**                        The estimated strike price value represents the debt balance at 30 June, per share right. Refer to note 15 for detail on the debt.

***                 This is the share price that is required for the Inzalo Scheme to create value for the participants.

Accounting policies:

The equity-settled schemes allow certain employees the right to receive ordinary shares in Sasol Limited after a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs,with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the shares, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These equity-settled share-based payments are not subsequently revalued.

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions the difference will be charged to the income statement over the period of these service conditions. A restriction on the transfer of the shares or share options is taken into account in determining the fair value of the share or share option.

Sasol Limited Group

Reserves

(continued)

34.3              Sasol Long—term Incentive Scheme

During September 2009, the group introduced the Sasol Long-term Incentive Scheme (LTI). The objective of the LTI scheme is to provide qualifying employees the opportunity of receiving an incentive linked to the value of Sasol Limited ordinary shares. The LTI scheme allows certain senior employees to earn a long-term incentive amount linked to certain Corporate Performance Targets (CPTs). Allocations of the LTI are linked to the performance of both the group and the individual. On resignation, LTIs which have not yet vested will lapse. On death, retirement and retrenchment, the LTIs vest immediately, calculated to the extent that the CPTs are anticipated to be met, and are settled within 40 days from the date of termination. Accelerated vesting does not apply to top management. In November 2016 after receiving approval at the Annual General Meeting, the scheme was converted from cash-settled to equity-settled with the introduction of the 2016 equity-settled LTI scheme. An amount of R645 million, the full amount in the cash-settled share-based payment provision was transferred to the share-based payment reserve in equity. All the vesting conditions and all other terms and conditions of the scheme remain the same, including the standard vesting period of three years, with the exception of top management, who have five year vesting period for 50% of the awards.

Movements in the number of options outstanding	Number of share options	Weighted average fair value Rand
Balance at 30 June 2016	—	—
Conversion of LTI scheme to equity-settled scheme on 25 November 2016	6 398 182	340,85
LTIs granted	150 200	370,47
LTIs vested	(194 390)	359,92
Effect of CPTs and LTIs forfeited	(155 403)	343,03
Balance at 30 June 2017*	6 198 589	337,80

*                 The options outstanding as at 30 June 2017 have a weighted average remaining vesting period of 1,42 years. The exercise price of these options is Rnil.

for year ended 30 June	2017 Rand
Average weighted market price of LTIs vested (after conversion to equity-settled)	375,43

Average fair value of options granted		2017

Model	(%)	Monte-Carlo
Risk-free interest rate	(%)	7,03 – 9,22
Expected volatility	(%)	29,87
Expected dividend yield	(%)	3,42
Expected forfeiture rate	(%)	3 – 5
Vesting period - top management		3 / 5 years
Vesting period - all other participants		3 years

The risk-free rate for periods within the contractual term of the rights is based on the South African government bonds in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using the historical dividend yield of the Sasol ordinary shares.

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

Sasol Limited Group

Reserves

(continued)

Other disclosures

35                        Contingent liabilities

35.1              Litigation

Allegation of exchange of commercially sensitive information in the commercial diesel market — Sasol Oil (Pty) Ltd

On 24 October 2012, the Commission referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA, Sasol Limited, Sasol Oil, BP SA and the South African Petroleum Industry Association (SAPIA) to the Tribunal for adjudication.

The Commission is alleging that the respondents exchanged commercially sensitive information, mainly through SAPIA, in order to ensure that their respective prices for commercial diesel followed the Wholesale List Selling Price published by the Department of Energy.

This is not a new matter and Sasol began engaging with the Commission in this regard in 2008 as part of its group-wide competition law compliance review, which preceded the Commission’s investigation into the liquid fuels sector.

Sasol has reviewed the Commission’s referral documents and does not agree with the Commission’s allegations.  Sasol continues to engage with the Commission in regard to this matter.  The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was recognised at 30 June 2017.

Claimed compensation for lung diseases — Sasol Mining (Pty) Ltd

On 2 April 2015, 22 plaintiffs instituted action against Sasol Mining (Pty) Ltd at the High Court in Gauteng, South Africa, for allegedly having contracted lung diseases while working at its collieries. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 1996; failed to comply with various regulations issued in terms thereof; and failed to take effective measures to reduce the exposure of mine workers to coal dust. The plaintiffs allege that all of the above increased the risk for workers to contract coal dust related lung diseases.

This lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R82,5 million in total. Sasol Mining is defending the claim.

The merits of each single claim are not yet clear. There is also some uncertainty as to whether one or more of the claims has become prescribed. Therefore, it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2017.

Construction disputes — Fischer Tropsch Wax Expansion Project in Sasolburg (FTWEP)

After the conclusion of construction of FTWEP in Sasolburg, a number of contractual claims have been instituted by some contractors who were involved in the construction and project management relating to this project. Certain of these claims have already been resolved, either through settlement between the parties or through the contractual dispute resolution process. Two larger matters are still ongoing. The claimants are Fluor SA (Pty) Ltd and Wetback Contracts (Pty) Ltd.

Fluor SA (Pty) Ltd — FTWEP

Fluor claimed an additional amount of R485,7 million, plus interest (R83,6 million up to May 2015). This dispute turns on the nature and quantification of Fluor’s alleged entitlement to a change to the prices and completion dates for delayed access. In June 2015, Fluor referred the claim to adjudication. In September 2015 the adjudicator rejected Fluor’s entire claim. Thereafter, Fluor notified Sasol of its dissatisfaction with the outcome of the adjudication and Fluor’s intention to refer the matter to arbitration.  The arbitration process commenced with Fluor filing its statement of claim during December 2016. Sasol filed two objections against the statement of claim which had the potential to dispose of the arbitration proceedings.

The arbitrator however did not decide in favour of Sasol on the objection applications and dismissed the application with costs. The objections will still be raised as a special jurisdictional plea and will be filed with Sasol’s statement of defence. The arbitrator has requested that the parties agree on the timetable going forward and Sasol has submitted a proposed timetable to Fluor for consideration. Sasol believes that Fluor’s claim is not justified. Accordingly, no provision was recognised at 30 June 2017.

Wetback Contracts (Pty) Ltd — FTWEP

Wetback instituted a claim of R634,2 million for additional compensation. Sasol submitted three counterclaims with an aggregate value of R229,2 million. The matter has been referred to arbitration. The hearing of this dispute commenced on 9 May 2016. During the first two weeks of the hearing, Sasol successfully applied for the separation of certain key issues relating to the interpretation of the contract to be decided before the remainder of the merits of the matter could be heard. This successful separation of issues dictated the framework within which the matter proceeded. In addition to the hearing in December 2016, further hearings on the merits of the matter took place during the first half of 2017.  In accordance with the schedule agreed between the parties, the matter will continue to be heard during August and November 2017 and it is anticipated that the arbitration hearing will conclude during November 2017, where after the Arbitrator will prepare his final determination. Sasol believes that Wetback’s claim is not justified. Accordingly, no provision was raised as at 30 June 2017.

35                        Contingent liabilities continued

35.1              Litigation continued

Other litigation and tax matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business. A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group’s financial results. Tax exposures are considered in note 11.

35.2              Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

35.3              Environmental orders

To ensure our ongoing compliance with new air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes. We have received decisions on our initial postponement applications from the National Air Quality Officer, which, while aligned with our requests, imposed stretched targets reflected in our atmospheric emission licences. In some cases shorter postponements were granted and further applications have been made to extend compliance timeframes in line with our committed environmental roadmaps.

Sasol’s environmental obligation accrued at 30 June 2017 was R15 716 million compared to R17 128 million at 30 June 2016. Included in this balance is an amount accrued of approximately R5 816 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

Sasol Limited Group

Other disclosures

(continued)

36                       Commitments under leases

Operating leases — Minimum future lease payments

The group leases buildings under long-term non-cancellable operating lease agreements and also rents offices and other equipment under operating leases that are cancellable at various short-term notice periods by either party.

	2017	2016
for the year ended 30 June	Rm	Rm
Property, plant and equipment
Within one year	1 316	1 426
One to five years	4 009	3 942
More than five years	13 089	11 945
	18 414	17 313

Included in operating leases is the following:

•                  The lease for the Sasol Corporate office building. The lease term is 20 years with an option to extend for a further five years. This is a significant lease for the group.

•                  The rental of a pipeline for the transportation of gas products. The rental payments are determined based on the quantity of gas transported. The lease may be extended by either party to the lease for a further three year period prior to the expiry of the current lease term of 16  years.

Water reticulation for Secunda Synfuels Operations
Within one year	144	133
One to five years	777	590
More than five years	2 038	2 049
	2 959	2 772

The water reticulation commitments of Secunda Synfuels Operations relate to a long-term water supply agreement. The rental payments are determined based on the quantity of water consumed over the 20 year period of the lease.

Total minimum future lease payments	21 373	20 085

These leasing arrangements do not impose any significant restrictions on the group or its subsidiaries.

Contingent rentals

The group has contingent rentals in respect of operating leases that are linked to market related data such as inflation.

Finance leases — minimum future lease payments

The group leases buildings and other equipment under long-term non-cancellable finance lease agreements. These lease agreements contain terms of renewal and escalation clauses but exclude purchase options.

	2017	2016
for the year ended 30 June	Rm	Rm
Within one year	278	276
One to five years	1 195	920
More than five years	2 308	1 869
Less amounts representing finance charges	(1 917)	(1 459)
Total minimum future lease payments	1 864	1 606

Air Liquide - Air Separation Unit

We have entered into a lease agreement for an Air Separation Unit, to be built and owned by Air Liquide. The effective date of the lease will be when the asset achieves beneficial operations (expected to be December 2017). The finance lease asset to be capitalised at commencement date is estimated to be in a range of R4 billion — R6 billion. The payment structure within the agreement contains a number of market variables such as inflation, exchange rates and construction cost. These variables, along with the discount rate, could materially affect the value to be capitalised.

Lake Charles Chemicals Project

We have entered into rail yard and wash bay lease agreements to support our Lake Charles Chemicals Project rail operations. The effective date of the leases will be December 2017 and April 2018 respectively. The finance lease asset to be capitalised for the rail yard at commencement date is estimated to be approximately R2,7 billion (US$203 million). The finance lease asset to be capitalised for the wash bay at commencement date is estimated to be R288 million (US$22 million).

Contingent rentals

The group has no contingent rentals in respect of finance leases.

37                        Related party transactions

Parties are considered to be related if one party directly or indirectly has the ability to control or jointly control the other party or exercise significant influence over the other party or is a member of the key management of the reporting entity (Sasol Limited). In particular, this relates to joint ventures and associates. Disclosure in respect of joint ventures and associates is provided in note 19.

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm’s length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required.

Material related party transactions

The following table shows the material transactions that are included in the annual financial statements using the equity method for associates and joint ventures.

	2017	2016	2015
for the year ended 30 June	Rm	Rm	Rm
Sales and services rendered from subsidiaries to related parties
Joint ventures	1 088	1 079	1 107
Purchases by subsidiaries from related parties
Joint ventures	617	592	530
Associates	120	88	89
	737	680	619

Identity of related parties with whom material transactions have occurred

Except for the group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

Key management remuneration

Key management comprises of Executive and Non-executive Directors as well as other members of the Group Executive Committee (GEC)/Prescribed Officers. Refer to the audited Remuneration Report for full details of remuneration of key management personnel and Non-executive Directors.

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives(¹)	2017	2016(²)	2015(²)
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Executive Directors	29 645	3 611	22 517	21 560	77 333	69 041	71 183

(1)         Incentives approved on the group results for the 2017 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2017.

(2)         Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

Gains on Long-term incentives and Share Appreciation Rights for the Executive Directors’ and former Executive Director were as follows:

		Share	Share
	Long-term	appreciation	appreciation
	incentive	rights, with	rights
	rights	CPTs	without CPTs	Total	Total	Total
	vested(1)	exercised	exercised	2017	2016	2015
	R’000	R’000	R’000	R’000	R’000	R’000
Executive Directors	24 970	—	—	24 970	30 705	26 719

(1)         Long-term incentives for the 2017 financial year represent incentives approved on the group results for the 2017 financial year, payable in the 2018 financial year.

Sasol Limited Group

Other disclosures

(continued)

Remuneration and benefits paid and short-term incentives approved for the Prescribed Officers were as follows:

		Retirement	Other	Annual	Total	Total	Total
	Salary	funding	benefits	incentives(¹)	2017	2016(²)	2015(²)
	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Prescribed Officers	31 979	5 669	12 173	21 128	70 949	70 363	77 911
Number of GEC members					10	10	10

(1)         Incentives approved on the group results for the 2017 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2017.

(2)         Total remuneration for the financial year excludes gains derived from the long-term incentive schemes which are separately disclosed.

Gains on Long-term incentives and Share Appreciation Rights for the Prescribed Officers were as follows:

		Share	Share
	Long-term	appreciation	appreciation
	incentive	rights, with	rights
	rights	CPTs	without CPTs	Total	Total	Total
	vested(1)	exercised	exercised	2017	2016	2015
	R’000	R’000	R’000	R’000	R’000	R’000
Prescribed Officers	21 865	1 174	768	23 807	49 793	35 080

(1)         Long-term incentives for the 2017 financial year represent incentives approved on the group results for the 2017 financial year, payable in the 2018 financial year.

The gains from SARs exercised during 2017 is disclosed in the Remuneration Report.

The total IFRS2 charge for Executive Directors and the GEC in 2017 amounted to R22,5 million and R13,2 million, respectively.

Non-executive Directors’ emoluments for the year was as follows:

					Ad Hoc
					Special
	Board	Lead		Share	Board -
	meeting	Director	Committee	incentive	Committee	Total	Total	Total
	fees	fees	fees	trustee fees	Meeting	2017	2016	2015
	R’000	R’000	R’000	R’000	R’000	R’000	R’000	R’000
Non-executive Directors	16 462	688	5 159	68	702	23 079	22 645	19 938

38                        Subsequent events

There were no events that occurred subsequent to 30 June 2017.

39                Financial risk management and financial instruments

Financial instruments

The following table summarises the group’s classification of financial instruments.

		Carrying value
		At fair value
		through
		profit and	Available-	Amortised	Held-to-
		loss	for-sale	cost	maturity	Fair value
	Note	Rm	Rm	Rm	Rm	Rm
2017
Financial assets
Investments in listed securities		—	681	—	—	681
Investments in unlisted securities		—	225	—	—	225
Other long-term investments		—	—	—	81	81
Long-term receivables	18	—	—	3 737	—	3 737
Short-term financial assets		2 739	—	—	—	2 739
Trade and other receivables**		—	—	24 675	—	24 675	*
Cash and cash equivalents	26	—	—	29 446	—	29 446	*

Financial liabilities
Listed long-term debt (US Dollar Bond)+	15	—	—	13 014	—	13 365
Unlisted long-term debt+	15	—	—	68 153	—	68 896
Short-term debt and bank overdraft		—	—	2 986	—	2 986	*
Long- and short-term financial liabilities		1 473	—	—	—	1 473
Trade and other payables+	24	—	—	26 131	—	26 131	*

		Carrying value
		At fair value
		through
		profit and	Available-	Amortised	Held-to-
		loss	for-sale	cost	maturity	Fair value
		Rm	Rm	Rm	Rm	Rm
2016
Financial assets
Investments in listed securities		—	616	—	—	616
Investments in unlisted securities		—	246	—	—	246
Other long-term investments		—	—	—	81	81
Long-term receivables	18	—	—	3 777	—	3 777
Short-term financial assets		42	—	—	—	42
Trade and other receivables**		—	—	25 840	—	25 840	*
Cash and cash equivalents	26	—	—	52 316	—	52 316	*

Financial liabilities
Listed long-term debt (US Dollar Bond)+	15	—	—	14 638	—	14 760
Unlisted long-term debt+	15	—	—	65 239	—	66 267
Short-term debt and bank overdraft		—	—	274	—	274	*
Long- and short-term financial liabilities		3 699	—	—	—	3 699
Trade and other payables+	24	—	—	23 692	—	23 692	*

*                 The fair value of these instruments approximates carrying value, due to their short-term nature.

**          Trade and other receivables includes employee-related and insurance-related receivables.

+                   Includes unamortised loan costs

Sasol Limited Group

Other disclosures

(continued)

39.1              Financial risk management

The group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the group’s risk management framework. The GEC established the risk and safety, health and environment committee, which is responsible for providing the board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and control these risks. Based on the risk management process Sasol refined its hedging policy and the Board appointed a subcommittee, the Hedging and Digital Committee that meets regularly to review and, if appropriate, approve the implementation of hedging strategies for the effective management of financial market related risks.

The group has a central treasury function that manages the financial risks relating to the group’s operations.

Capital allocation

The group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The group monitors capital utilising a number of measures, including the gearing ratio. The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by shareholders’ equity. The group’s targeted gearing ratio is between 20% and 40%, and has been temporarily lifted to 44% until 2018. Gearing takes into account the group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The group’s gearing level for 2017 is 26,7% ((2016 — 14,6%;  2015 — (2,8%)).

Financing risk

Financing risk refers to the risk that financing of the group’s net debt requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by managing the group within the targeted gearing ratio, maintaining an appropriate spread of maturity dates,  and managing short-term borrowings within acceptable levels.

The group’s target for long-term borrowings include an average time to maturity of at least two years, and an even spread of maturities.

Credit rating

To achieve and keep an optimal capital structure, the group aims to maintain a stable long-term investment grade credit rating, recognising that Sasol, like all South African domiciled entities, is constrained (but not necessarily capped) by the South African sovereign rating. In April 2017 S&P downgraded South Africa’s sovereign credit rating from BBB- investment grade to BB+ with a negative outlook. Due to Sasol’s exposure to the political and economic risks in South Africa, S&P thereafter downgraded Sasol’s long and short term foreign currency corporate ratings from BBB/A-2 to BBB-/A-3 with a stable outlook.

Similarly Moody’s Investors Service downgraded Sasol Limited’s long-term issuer rating to Baa3 (negative outlook) from Baa2 (negative outlook), and raised the national scale issuer rating to Aaa.za from Aa1.za in June 2017.

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position.

Credit risk

Credit risk, or the risk of financial loss due to counterparties not meeting their contractual obligations.

How we manage the risk

The risk is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

39                        Financial risk management and financial instruments continued

39.1              Financial risk management continued

Our exposure to and assessment of the risk

Trade and other receivables consist of a large number of customers spread across diverse industries and geographical areas. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Trade and other receivables and long-term receivables are carefully monitored for impairment. An allowance for impairment of trade receivables is made where there is an identified loss event, which based on previous experience, is evidence of a reduction in the recoverability of the cash flows. Details of the credit quality of trade receivables and the associated provision for impairment is disclosed in note 23. Long-term receivables are reviewed on a regular basis based on our credit risk policy, and is not impaired. The carrying value of receivables represents the maximum credit risk exposure.

No single customer represents more than 10% of the group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2017, 2016 and 2015. Approximately 45% (2016 — 47%; 2015 — 51%) of the group’s total turnover is generated from sales within South Africa, while about 22% (2016 — 23%; 2015 — 20%) relates to European sales and 13% (2016 — 14%; 2015 — 12%) relates to sales within the US. The concentration of credit risk within geographic regions is largely aligned with the geographic regions in which the turnover was earned.

Liquidity risk

Liquidity risk is the risk that an entity in the group will be unable to meet its obligations as they become due.

How we manage the risk

The group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the group is maintaining a positive cash position, conserving the group’s cash resources through continued focus on working capital improvement and capital reprioritisation. The group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings. Adequate banking facilities and reserve borrowing capacities are maintained. The group is in compliance with all of the financial covenants per its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. The group has sufficient undrawn borrowing facilities, which could be utilised to settle obligations. Refer to note 15.

Sasol Limited Group

Other disclosures

(continued)

Our exposure to and assessment of the risk

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

		Contractual cash flows*	Within one year	One to five years	More than five years
	Note	Rm	Rm	Rm	Rm
2017
Financial assets
Non-derivative instruments
Long-term receivables	18	2 003	—	696	1 307
Trade and other receivables	23	24 675	24 675	—	—
Cash restricted for use	26	1 803	1 803	—	—
Cash	26	27 643	27 643	—	—
Investments available-for-sale		906	906	—	—
Investments held-to-maturity		81	—	81	—
		57 111	55 027	777	1 307
Derivative instruments
Foreign exchange contracts		515	515	—	—
Coal swaps		21	21	—	—
Zero cost collar		1 546	1 546	—	—
Crude oil futures		52	52	—	—
Crude oil options		1 116	1 116	—	—
		60 361	58 277	777	1 307
Financial liabilities
Non-derivative instruments
Long-term debt	15	(94 044)	(9 783)	(68 332)	(15 929)
Short-term debt	15	(2 625)	(2 625)	—	—
Trade and other payables	24	(26 131)	(26 131)	—	—
Bank overdraft	26	(123)	(123)	—	—
Financial guarantees**		(89)	(89)	—	—
		(123 012)	(38 751)	(68 332)	(15 929)
Derivative instruments
Interest rate swap		(1 070)	—	—	(1 070)
Foreign exchange contracts		(904)	(904)	—	—
Coal swaps		(2)	(2)	—	—
Zero cost collar		(3)	(3)	—	—
		(124 991)	(39 660)	(68 332)	(16 999)

*                                         Contractual cash flows include interest payments.

**                                  Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.

39                        Financial risk management and financial instruments continued

39.1              Financial risk management continued

		Contractual	Within	One to	More than
		cash flows*	one year	five years	five years
	Note	Rm	Rm	Rm	Rm
2016
Financial assets
Non-derivative instruments
Long-term receivables	18	2 039	—	400	1 639
Trade and other receivables	23	25 840	25 840	—	—
Cash restricted for use	26	2 331	2 331	—	—
Cash	26	49 985	49 985	—	—
Investments available-for-sale		862	862	—	—
Investments held-to-maturity		81	—	81	—
		81 138	79 018	481	1 639
Derivative instruments
Foreign exchange contracts		2 031	2 031	—	—
		83 169	81 049	481	1 639
Financial liabilities
Non-derivative instruments
Long-term debt	15	(97 443)	(4 656)	(36 322)	(56 465)
Short-term debt	15	(138)	(138)	—	—
Trade and other payables	24	(23 692)	(23 692)	—	—
Bank overdraft	26	(136)	(136)	—	—
Financial guarantees**		(103)	(103)	—	—
		(121 512)	(28 725)	(36 322)	(56 465)
Derivative instruments
Interest rate swap		(3 208)	—	—	(3 208)
Commodity derivates		(2 092)	(2 092)	—	—
Foreign exchange contracts		(2 470)	(2 470)	—	—
		(129 282)	(33 287)	(36 322)	(59 673)

*                            Contractual cash flows include interest payments.

**                     Issued financial guarantees contracts are all repayable on default, however the likelihood of default is considered remote.

Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the group is exposed to:

Foreign currency risk

Foreign currency risk is a risk that earnings and cash flows will be affected due to changes in exchange rates.

How we manage the risk

Our Hedging and Digital Committee sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess future currency exposure and large forward cover amounts for long periods into the future, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our working capital and debt more effectively. Foreign currency risks are managed through the group’s hedging policy and financing policies that direct and the selective use of various derivatives.

Sasol Limited Group

Other disclosures

(continued)

Our exposure to and assessment of the risk

The group’s transactions are predominantly entered into in the respective functional currency of the individual operations. A large portion of our turnover and capital investments are significantly impacted by the rand/US$ and rand/EUR exchange rate. Some of our fuel products are governed by the BFP, of which a significant variable is the rand/US$ exchange rate. Our chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars and consequently are exposed to exchange rate fluctuations that have an impact on cash flows and financing activities. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The most significant exposure for the group exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the group is not taken into account when considering foreign currency risk.

For forecasting purposes, a 10c change in the rand/US$ exchange rate will impact operating profit by approximately R710 million (US$52 million) in 2018. This is based on an average oil price of US$50/bbl.

This calculation is done at a point in time and is based on a 12-month average oil price at a constant 12-month average exchange rate. It may be used as a general rule but the sensitivity is not linear over large absolute changes in the oil price and hence applying it to such scenarios may lead to an incorrect reflection of the change in profit from operations.

Zero-cost collars

In line with the newly implemented risk mitigation strategy, the group hedges 70-80% of its estimated foreign currency exposure in respect of forecast sales and purchases over the following 12 months.  The group uses zero-cost collars to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Foreign exchange contracts

Foreign exchange contracts (FECs) are utilised throughout the group to hedge the risk of currency depreciation on committed and highly probable forecast transactions. Transactions hedged with FECs include capital and goods purchases (imports) and sales (exports). Other transactions hedged include certain intercompany loans which expose the group to foreign currency risk.

A number of FECs were entered into during the year and classified as held for trading. FECs are also utilised in the group in cash flow hedge relationships. FECs taken out to hedge exposure to fluctuations in the rand/US$ exchange rate were held over a total notional amount of R34 million (US$nil; EUR2,3 million) at 30 June 2017 (2016 — R797 million (US$53 million; EUR4 million)).

The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2017	2016	2017	2016
	Rm	Rm	Rm	Rm
Rand/Euro	14,83	16,12	14,92	16,33
Rand/US dollar	13,61	14,52	13,06	14,71

The table below shows the significant currency exposure where entities within the group have monetary assets or liabilities that have exposure to the US dollar or the Euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2017		2016
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Long-term receivables	—	—	266	203
Trade and other receivables	312	1 911	426	2 437
Cash restricted for use	—	515	—	37
Cash	2 410	1 755	6 362	3 369
Net exposure on assets	2 722	4 181	7 054	6 046
Long-term debt	(103)	(31)	(165)	(20)
Short-term debt	(2 542)	(22)	—	(62)
Trade and other payables	(166)	(986)	(212)	(1 666)
Bank overdraft	—	(14)	—	—
Net exposure on liabilities	(2 811)	(1 053)	(377)	(1 748)
Exposure on external balances	(89)	3 128	6 677	4 298
Net exposure on balances between group companies	(2 871)	8 262	(3 055)	6 667
Total net exposure	(2 960)	11 390	3 622	10 965

39                        Financial risk management and financial instruments continued

39.1              Financial risk management continued

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the individual entities at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk, before consideration of currency derivatives, which exist at that point in time. The effect on equity is calculated as the effect on profit and loss. The effect of translation of results into presentation currency of the group is excluded from the information provided.

A 10% weakening in the group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2016.

	2017		2016
		Income		Income
	Equity	statement	Equity	statement
	Rm	Rm	Rm	Rm
Euro	(296)	(296)	362	362
US dollar	1 139	1 139	1 097	1 097

A 10% movement in the opposite direction in the group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

Interest rate risk

Interest rate risk is the risk that the value of short term investments and financial activities will change as a result of fluctuations in the interest rates.

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

How we manage the risk

Our debt is comprised of different instruments, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and may manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio.  In some cases, we may also use other interest rate derivatives, which enables us to mitigate the risks associated with this exposure.

In respect of financial assets, the group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

Our exposure to and assessment of the risk

In July 2015, we entered into an interest rate swap to convert approximately 50% of the variable Libor rate exposure of the US$3 995 million term loan facility from a Libor rate to a fixed rate. The loan was incurred by Sasol Chemicals (USA) LLC to part fund the capital expenditure of the LCCP. The instrument effectively allows Sasol to swap the variable LIBOR for a fixed rate. The swap is settled on a quarterly basis, and has been designated as the hedging instrument in a cash flow hedge.

At the reporting date, the interest rate profile of the group’s interest-bearing financial instruments, including the effect of the interest rate swap was:

Sasol Limited Group

Other disclosures

(continued)

Carrying value
	2017	2016
	Rm	Rm
Variable rate instruments
Financial assets	29 044	51 408
Financial liabilities	(38 454)	(50 065)
	(9 410)	1 343
Fixed rate instruments
Financial assets	250	658
Financial liabilities	(44 395)	(29 045)
	(44 145)	(28 387)
Interest profile (variable: fixed rate as a percentage of total financial assets)	99:1	99:1
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	46:54	63:37

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, derivative financial instruments, trade receivables and trade payables. A change of 1% in the prevailing interest rate in a particular currency at the reporting date would have increased/(decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2016. The sensitivity has been calculated including consideration of the effect of existing interest rate swap derivative instruments. Interest on the loan is paid quarterly, based on the prevailing Libor rate. Interest is recognised in the income statement using the effective interest rate method. The cash flow hedge reserve will be reclassified to profit and loss on a similar basis. Currently the total notional exposure hedged under the swap is US$1,98 billion.

	Income statement — 1% increase
			United States
	South Africa	Europe	of America	Other
	Rm	Rm	Rm	Rm
30 June 2017	(82)	7	(42)	23
30 June 2016	(9)	73	(174)	32

	Income statement — 1% decrease
			United States
	South Africa	Europe*	of America*	Other*
	Rm	Rm	Rm	Rm
30 June 2017	81	—	—	—
30 June 2016	9	—	—	—

*                 A decrease of 1% in interest rates for the United States of America and Europe will not have an effect on the income statement as it is not considered reasonably possible that the repo interest rates will decrease below 0%.

	Average fixed		Fair value loss recognised in other comprehensive income	Fair value loss recognised in other comprehensive income	Over- effectiveness recognised in profit and loss	Over- effectiveness recognised in profit and loss

	rate		2017	2016	CY	PY
	%	Expiry	Rm	Rm	Rm	Rm
Interest rate derivatives - cash flow hedge
US$ — pay fixed rate receive floating rate**	2,70	December 2026	(1 560)	(3 004)	14	15

**          Losses incurred on the movement in the swap derivative were recognised in other comprehensive income, as part of the effect of cash flow hedges, as it has been designated as the hedging instrument in the cash flow hedge of approximately 50% of the LIBOR risk associated with the US$3 995 million borrowings to fund the LCCP. This is the capitalised to assets under construction as part of the specific borrowing cost of the LCCP.

39        Financial risk management and financial instruments continued

39.1     Financial risk management continued

Commodity price risk

Commodity price risk is the risk of fluctuations in our earnings as a result of fluctuation in the price of commodities.

How we manage the risk

Crude oil and coal price

The group makes use of derivative instruments, including options and commodity swaps as a means of mitigating price movements and timing risks on crude oil purchases and sales and export coal sales. The group entered into hedging contracts which provide downside protection against decreases in the Brent crude oil price and export coal price.

Our exposure to and assessment of the risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Market prices for crude oil fluctuate because they are subject to international supply, demand and political factors. Our exposure to the crude oil price centres primarily around the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula, the crude oil related raw materials used in our Natref refinery and certain of our offshore operations. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

For forecasting purposes, a US$1/barrel increase in the average annual crude oil price will impact operating profit by approximately R850 million (US$62 million) in 2018. This is based on an average rand/US dollar exchange rate assumption of R 13,75.

This calculation is done at a point in time and is based on a 12-month average oil price at a constant 12-month average exchange rate. It may be used as a general rule but the sensitivity is not linear over large absolute changes in the oil price and hence applying it to such scenarios may lead to an incorrect reflection of the change in profit from operations.

Dated Brent Crude prices applied during the year:

	Dated Brent Crude
	2017	2016
	US$	US$
High	56,30	61,67
Average	49,77	43,37
Low	40,26	25,99

The following commodity derivatives were in place at 30 June:

	Contract amount	Fair value	Within one year	Contract amount	Fair value	Within one year
	2017	2017	2017	2016	2016	2016
	Rm	Rm	Rm	Rm	Rm	Rm
Commodity derivatives
Crude oil futures	1 602	52	52	2 092	(4)	(4)

Sensitivity analysis

A 10% increase of the commodity prices at 30 June would have increased the fair value losses recognised in other operating costs in the income statement by the amounts shown below, before the effect of tax. This analysis assumes that all other variables remain constant and should not be considered predictive of future performances. This calculation has been performed on the same basis for 2016.

	2017	2016
	Rm	Rm
Crude oil	(95)	(11)

Sensitivity analysis

A 10% decrease in the commodity prices at 30 June would have the equal but opposite effect on the fair value amounts shown above, on the basis that all other variables remain constant.

Sasol Limited Group

Other disclosures

(continued)

Summary of our derivatives

In the normal course of business, the group enters into a various of derivative transactions to mitigate our exposure to the Rand/US dollar exchange rates, oil price and coal price. Derivative financial instruments are entered into over foreign exchange, interest rate, and commodity exposures. Derivative instruments used by the group in hedging activities include swaps, options, forwards and other similar types of instruments based on foreign exchange rates, interest rates and the prices of commodities.

Income statement impact

	2017	2016	2015
	Rm	Rm	Rm
Financial instruments
Net gain/(loss) on derivative instruments
Foreign exchange contracts (losses)/gains	(1 107)	920	(156)
Revaluation of put option crude oil derivatives	(237)	—	—
Revaluation of zero cost collar foreign exchange derivatives	1 608	—	—
Revaluation of crude oil futures	277	330	473
Revaluation of coal swaps	94	—	—
Interest rate swap	14	15	—
	649	1 265	317

Statement of financial position impact

	2017	2016
	Rm	Rm
Financial instrument
Derivative financial assets
Foreign exchange contracts	4	34
Coal swaps	21	—
Crude oil futures	52	8
Zero cost collar	1 546	—
Crude oil options	1 116	—
	2 739	42
Derivative financial liabilities
Foreign exchange contracts	(393)	(473)
Coal swaps	(2)	—
Crude oil futures	—	(12)
Zero cost collar	(3)	—
Interest rate swap	(1 070)	(3 208)
	(1 468)	(3 693)
Non-derivative financial liabilities
Financial guarantees	(5)	(6)
	(1 473)	(3 699)

Derivatives designated in hedge relationships

An interest rate swap was entered into in July 2015, to ultimately hedge 50% of the Libor exposure of the borrowings taken out to fund the LCCP project. The instrument effectively allows Sasol to swap the variable LIBOR rate for a fixed rate. The swap is settled on a quarterly basis, and has been designated as the hedging instrument in a cash flow hedge. Interest on the loan is paid quarterly, based on the prevailing Libor rate. Interest is recognised in the income statement using the effective interest rate method. The cash flow hedge reserve is reclassified to profit and loss on a similar basis. At 30 June 2017 the total notional exposure hedged under the swap is US$1,98 billion (2016 — US$0,6 billion).

	Fair value of liabilities	Fair value of liabilities
	2017	2016
	Rm	Rm
Interest rate derivatives - cash flow hedge	1 070	3 208

39                                  Financial risk management and financial instruments continued

39.1              Financial risk management continued

	Fair value	Fair value	Fair value	Fair value		Contract /	Contract /
	of assets	of assets	of liabilities	of liabilities		Notional	Notional
	2017	2016	2017	2016		amount*	amount*
	Rm	Rm	Rm	Rm		2017	2016
Derivatives held for trading
Foreign exchange contracts	4	34	(393)	(473)	US$m	300	537
Crude oil futures	52	8	—	(12)	US$m	123	142
	56	42	(393)	(485)

*                            The notional amount is the sum of the absolute value of all contracts for both derivative assets and liabilities.

In addition to foreign exchange contract utilised in normal operating activities, the following derivatives were entered into to mitigate the risks associated with the crude oil price, the Rand/USD exchange rate and the coal price.

		2017
Brent crude oil - Put options
Premium paid	US$m	103
Number of barrels	million	55
Open positions	million	25
Settled	million	30
Average Brent crude oil price floor, net of costs	US$/bbl	48,15
Realised losses recognised in the income statement	Rm	(732)
Unrealised gains recognised in the income statement	Rm	495
Amount included in the statement of financial position	Rm	1 116

Rand/US dollar currency - Zero-cost collar instruments
US$exposure - open position	US$bn	4 000
Annual average floor	R/US$	13,46
Annual average cap	R/US$	15,51
Unrealised gains recognised in the income statement	Rm	1 608
Amount included in the statement of financial position	Rm	1 543

Export coal - Swap options
Number of tons	million tons	3,93
Open positions	million tons	2,10
Settled	million tons	1,83
Average coal swap price	US$/ton	77,52
Realised gains recognised in the income statement	Rm	74
Unrealised gains recognised in the income statement	Rm	20
Amount included in the statement of financial position	Rm	19

Sensitivity analysis

The fair value of significant derivatives held for trading is impacted by a number of market observable variables at valuation date. The sensitivities provided below reflect the impact on fair value as a result of movements in the significant input variables utilised for valuation purposes:

		Volatility		Brent crude future price		USD/ZAR spot price	USD Libor curve
		+2%	-2%	+USD 2/bbl	-USD 2/bbl	-R1/USD*	+0,05%	-0,05%
Crude oil options	Rm	50	(50)	(351)	427	n/a	n/a	n/a
Zero-cost collar	Rm	90	(99)	n/a	n/a	3 479	n/a	n/a
Interest rate swap	Rm	n/a	n/a	n/a	n/a	n/a	940	(940)

*                 A weakening of the Rand/US$ spot exchange rate of R2,00, will likely result in the spot price falling within the corridor of the cap and floor rates of the zero-cost collars. No gain or loss will be made if these derivatives are settled at a spot price between the cap and floor.  The exchange rate would have to weaken by at least R2,00/US$, up to the cap of R15,05, before losses are incurred on the derivatives.

Sasol Limited Group

Other disclosures

(continued)

39.2                        Fair value

Various valuation techniques and assumptions are utilised for the purpose of calculating fair value.

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments. Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at reporting date.

The calculation of fair value requires various inputs into the valuation methodologies used.

The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below.

There have been no transfers between levels in the current year. Transfers between levels are considered to have occurred at the date of the event or change in circumstances.

Level 1      Quoted prices in active markets for identical assets or liabilities.

Level 2      Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Level 3      Inputs for the asset or liability that are unobservable.

	Fair value			Fair value
	30 June			hierarchy
Financial instrument	2017	Valuation method	Significant inputs	of inputs
Financial assets
Investments in listed securities	681	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Investments in unlisted securities	225	Discounted cash flow

Forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices etc. Appropriate WACC for the region.

Level 3
Other long-term investments	81	Discounted cash flow	Market related interest rates.	Level 3
Long-term receivables	3 737	Discounted cash flow	Market related interest rates.	Level 3
Derivative assets	2 739	Forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows, numerical approximation	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices, coal prices, crude oil prices	Level 2
Trade and other receivables	24 675	Discounted cash flow	Market related interest rates.	Level 3*
Cash and cash equivalents	29 446	**	**	Level 1**
Financial liabilities
Listed long-term debt	13 365	Quoted market price for the same instrument	Quoted market price for the same instrument	Level 1
Unlisted long-term debt	68 896+	Discounted cash flow	Market related interest rates	Level 3
Short-term debt and bank overdraft	2 986	Discounted cash flow	Market related interest rates	Level 3*
Derivative liabilities	1 473	Discounted net cash flows, using a swap curve to infer the future floating cash flows, forward rate interpolator model, discounted expected cash flows, numerical approximation	US$Overnight Indexed Swap (OIS) curve, recovery probabilities, forward exchange contracted rates, coal prices, market foreign exchange rates	Level 2
Trade and other payables	26 131	Discounted cash flow	Market related interest rates	Level 3*

*                            The fair value of these instruments approximates their carrying value, due to their short-term nature.

**                     The carrying value of cash is considered to reflect its fair value.

+                            An increase of 1% of the market related interest rates would have decreased the fair value by R252 million.

40                        Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the South African Companies Act, 2008. The consolidated financial statements were approved for issue by the Board of Directors on 18 August 2017 and will be presented to shareholders at the Annual General Meeting on 17 November 2017.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million.

The consolidated financial statements are prepared on the going concern basis.

The comparative figures are reclassified or restated as necessary to afford a proper and more meaningful comparison of results as set out in the affected notes to the financial statements.

Certain additional disclosure has been provided in respect of the current year. To the extent practicable, comparative information has also been provided.

Accounting policies

Except as otherwise disclosed, the accounting policies applied in the consolidated financial statements are consistent with those applied in previous years. These accounting policies are consistently applied throughout the group.

Accounting standards, interpretations and amendments to published accounting standards

During the current financial year, the following new accounting standards, interpretations and amendments to published accounting standards were considered by the group:

Standard	Date published	Effective date*	Anticipated impact on Sasol
IFRS 9, Financial Instruments (amended)	24-Jul-14	01-Jan-18

IFRS 9 introduced new requirements for classifying and measuring financial assets and liabilities. It also contains a new impairment model which will result in earlier recognition of losses and new hedging guidance which will require the implementation of new models, systems and processes. A detailed impact analysis is underway, however we do not expect the adoption of IFRS 9 to have a significant impact on total assets, total liabilities or earnings of the group. We do not expect a fundamental change in the recognition or measurement of impairments on financial assets, as the majority of the group’s financial assets are short-term trade receivables. Areas being investigated for possible impacts include exploration-related receivables, as well as intercompany loans and receivables. The recent hedging activity being undertaken by the group is being investigated for possible hedge accounting recognition under IFRS 9.

IFRS 15, Revenue from contracts with customers	28-May-14	01-Jan-18

IFRS 15 requires entities to recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This core principle is achieved through a five step methodology that is required to be applied to all contracts with customers. The group is currently investigating the impact of the new recognition requirements, particularly in the regulated energy environment, with reference to the timing of recognition. The interaction between IFRS 9 and IFRS 15 is also being evaluated, largely in the exploration area of the group. The disclosure impacts of the new standard are expected to be significant and the system and process changes are currently being designed to ensure sufficient and accurate data is collected to enable this.

IFRS 16, Leases	13-Jan-16	01-Jan-19

IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.
A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.
We have assessed the major impacts of the standard, particularly on the statement of financial position. Based on the current operating leases in the group, the impact is expected to be R7 billion to R9 billion.

*                 The amendments apply for annual periods commencing on or after the date noted and early adoption is permitted, unless otherwise indicated